SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q23 Highlights

▪	Transformation into a Corporation - Exercise of shares from the supplementary lot, total offer of R$5.1 billion and price per share of R$8.25
▪	Voluntary Dismissal Program with 1,437 people signed up

▪	Divestment in UEGA – Beginning of the binding proposal phase

▪	Divestment in Compagas – Hiring of consultants for structuring and executing the project
▪	IDIVERSA B3 - Copel joins B3's diversity portfolio
▪	Adjusted EBITDA1 of R$1.4 billion in 3Q23 (+26.8% vs 3Q22) and R$4.2 billion in 9M23 (+2.2% vs 9M22)
▪	Net Income1 of R$441 million in 3Q23 (+16.6% vs 3Q22)

▪	Leverage of 2.3x EBITDA and Operating cash generation of R$1.2 billion in 3Q23
▪	Distribution of IOC in the amount of R$958.0 million with payment by the end of June 2024
▪	Regulatory efficiency of Copel Distribuição of 19.6% adjusted LTM

1 Considers discontinued operations

List of contents

1. Consolidated Results	2
1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operational Costs and Expenses	4
1.4 Equity in Earnings of Subsidiaries	5
1.5 Financial Results	5
1.6 Consolidated Net Income	6
1.7 Debt	6
2. Investment	8
2.1 Investment Policy	8
2.2 Investment Program	8
3. Copel Geração e Transmissão	9
3.1 Financial Performance	9
3.1.1 IFRS effect in the Transmission segment	10
3.2 Operacional Performance	11
3.2.1 Generation	11
3.2.2 Hydro and Wind Generation	11
3.2.3 Thermal Generation	12
3.3 Transmission	12
3.3.1 RBSE Reprofiling	13
4. Copel Distribuição	14
4.1 Financial Performance	14
4.1.1 Regulatory Efficiency	15
4.2 Operational Performance	15
4.2.1 Grid Market (TUSD)	15
4.2.2 Captive Market	16
4.2.3 Concession Agreement	16
4.2.4 Investment and Operational Data	16
5. Copel Mercado Livre	18
5.1 Financial Performance	18
5.2 Operational Performance	19
6. ESG Performance	20
6.1 Copel pioneers in ESG in the sector	20
6.2 Recent Highlights	20
6.3 Indicators	21
6.4 Ratings, Rankings, and Indexes	21
7. Other highlights	22
8. List of Exhibit	25

RESULTS | 3Q23	1

1.	Consolidated Results

The following analyzes refer to the third quarter of 2023 and the accumulated period from January to September 2023, compared to the same period in 2022.

1.1 EBITDA

Adjusted EBITDA, considering the results of discontinued operations (referring to Compagas and UEGA, which are in the process of being sold) and excluding non-recurring items, reached R$1,439.1 million, an amount 26.8% higher than the R$1,134.9 million recorded in 3Q22, reflecting, above all, the better result of Copel GeT (+58.1%), Copel Distribuição (+7.0%) and the better remuneration on transmission assets of jointly controlled ventures, partially offset, mainly, by the lower result from Elejor ( -43.6% ) and Compagas (-14.3%). Disregarding the equity in earnings of subsidiaries, adjusted EBITDA increased by 21.8% (R$1,371.2 million in 3Q23 compared to R$1,126.0 million in 3Q22).

The main factors explaining the result are:

(i)        the better performance of Copel GeT in the results of the purchase and sale of electricity (+R$201.8 million), mainly due to the 13.3% growth (+R$130.3 million) in electricity sales to distributors, effect (a) of the greater volume of energy sold in the regulated market (ACR) (+1,446 GWh) given the validity of another contract during the third quarter of 2023, whose origin was the renegotiation of the hydrological risk in the ACR, resulting in the postponement of this contract in the amount of 478 average MW with a sales price for this energy of around R$250 per MWh; (b) the most favorable hydrological scenario in 3Q23, with an average GSF of 80.5%, compared to 75.1% in 3Q22; and (c) for the acquisition of the Aventura and Santa Rosa & Mundo Novo – SRMN Wind Complexes;

(ii)       the superior result of Copel Distribuição, mainly due to the tariff readjustment in June 2023, with an average effect of an increase of 6.32% in the Tariffs for the Use of the Distribution System (TUSD), the 1.0% growth in billed grid market and the 42.2% increase in other operating revenues, due to higher revenue from leases and rents from pole sharing contracts; and

(iii)     the higher remuneration on transmission agreement assets, mainly due to the periodic tariff review applied to contracts in July 2023 and the inflation (IPCA) of 0.61% in 3Q23 compared to deflation in 3Q22 (-1.32%), with a positive effect on the use of the main distribution and transmission grid revenue from Copel GeT (+R$132.9 million) and on the equity in earnings of subsidiaries result (increase of R$58.9 million) in the comparison between periods.

These events were partially offset, mainly, by (i) the increase of R$101.7 million in provisions and reversals (on a recurring basis), the effect, above all, of the provision of R$66.1 million relating to regulatory litigation within the scope of Copel GeT, effect of Aneel Order No. 2,094 of June 28, 2023, which deals with the methodology for calculating the Surplus and Deficit Compensation Mechanism (MCSD)1; (ii) the growth of R$69.6 million in “third-party services”, basically due to higher expenses with maintenance of the electrical system, consultancy services and expenses related to obtaining waivers in the company's transformation process in True Corporation; and (iii) Elejor's lower margin in the sales of electricity when comparing periods.

Adjusted Consolidated EBITDA

Obs. Considers discontinued operations

[1] Due to the renegotiation of the hydrological risk in the ACR in 2016, which extended the validity period for plants with existing energy in the period from 05/24/2023 to 09/17/2023, Copel GeT, understanding that the amounts originally contracted in the auctions must be fully rehired, without subsequent reductions caused by the Surplus and Deficit Return Mechanism – MSCD 4% and monthly, filed a precautionary measure with Aneel, accepted by the agency, to suspend the effects of the MCSD in this process.

RESULTS | 3Q23	2

The non-recurring items that were neutralized for calculating the adjusted EBITDA are shown in the table below:

In 3Q23, the following non-recurring items were recorded: (i) provisioning in the amount of R$610.1 million relating to the Voluntary Dismissal Program (PDV) approved in a collective labor agreement and which includes the dismissal of 1,437 employees, as per Notice to the Market 23/23; (ii) R$34.5 million referring to the fair value of Copel Mercado Livre's energy purchase and sale contracts (mark to market), an amount determined by the difference between the contracted price and the future market price estimated by the Company; (iii) recognition, in September 2023, of R$26.4 million relating to the extension of the concession period for HPP Mauá by 763 days, due to the approval of the exclusion of liability in the construction phase of the project and recomposition of the agreement reconciliation of hydrological risk (GSF); and (iv) reversal of impairment of generation assets in the amount of R$16.1 million relating, essentially, to TPP Figueira, due to the completion of the modernization work and its entry into commercial operation.

In 2023, considering the results of discontinued operations and excluding non-recurring items, EBITDA reached R$4,186.6 million, an amount 2.2% higher than the R$4,095.8 million recorded in 9M22, justified mainly by the better performance of Copel Distribuição due, essentially, to the growth of portion B and the control of the manageable costs.

In the context of transmission assets, it is worth mentioning that item 3.1.1 presents the regulatory accounting of results for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

1.2 Operating Revenue

Net operating income from continuing operations totaled R$5,544.0 million in 3Q23, growth of 8.5% compared to the R$5,108.4 million recorded in 3Q22. This result is mainly a reflection of:

(i)	the increase of R$330.6 million in revenue from the use of the main distribution and transmission grid, mainly due to (a) the June 2023 tariff readjustment of Copel Distribuição, with an average effect of an increase of 6.3% in the Tariffs for the Use of the Distribution System (TUSD); (b) the 1.0% growth in Copel Distribuição’s billed grid market; and (c) the higher remuneration of transmission assets, due to the periodic tariff review applied to transmission agreements in July 2023 and the inflation (IPCA) of 0.61% in 3Q23 compared to deflation in 3Q22 (-1.32%) ;
(ii)	the growth of R$273.9 million in revenue from electricity sales to final customers, essentially due to the effect of the distributor’s tariff readjustment of 17.4% applied to the Energy Tariff (TE) component in June 2023;
(iii)	the increase of R$52.9 million in construction revenue, essentially due to the increase in the volume of works related to the “Transformation” Program, which encompasses investments aimed at improving and modernizing infrastructure and improvements in customer service;
(iv)	the increase of R$11.3 million in the “other operating revenues” line, basically due to the increase in income from leasing and rentals by the distributor, with emphasis on the greater volume of sharing of poles/fixing points and the contractual adjustment according to the General Market Price Index - IGP-M.

These increases were partially offset by the reduction of R$257.3 million in the result of sectorial financial assets and liabilities (CVA), due to the reduction in the constitution of financial assets, with the reduction in energy costs (lower costs with contracted energy from Itaipu and reduction in tariff flags) and other financial components.

RESULTS | 3Q23	3

In the period from January to September 2023, net operating revenue totaled R$15,911.8 million, an increase of 4.2% compared to the R$15,270.6 million recorded in the same period of 2022, with emphasis on the following variations: (i) increase of R$815.6 million (+23.1%) in revenue from “Use of the main distribution and transmission grid”; (ii) increase of R$154.3 million (+9.7%) in construction revenue; (iii) growth of R$91.2 million (+29.2%) in the “other operating income” item; (iv) reduction of R$329.3 million (-27.2%) in the result of sectorial financial assets and liabilities; and (v) drop of R$94.2 million (-3.3%) in revenue from electricity sales to distributors.

1.3 Operational Costs and Expenses

In 3Q23, operating costs and expenses of continued operations totaled R$5,160.3 million, an increase of R$19.3% compared to the R$4,325.3 million recorded in the same period of 2022, mainly due to:

(i)	the increase in PMSO (excluding provisions and reversals) of R$643.8 million, basically justified by the registration of R$610.1 million relating to the Voluntary Dismissal Program (PDV) and higher expenses with third-party services, partially offset by the reduction in “other operating costs and expenses”, as shown below:

The Voluntary Dismissal Program (PDV), approved in a collective labor agreement, comprises the dismissal of 1,437 employees and the provisioned amount will be paid as indemnification, plus a fine of 40% of the FGTS and the amounts of food assistance and the subsidy from the employer relating to the monthly health plan payment, with the cash disbursement of the indemnification and FGTS fine being made at the time of each employee's dismissal. Furthermore, the personnel line was impacted by the higher provision for the performance bonus (PPD) and profit sharing (PLR), +R$7.3 million.

Neutralizing the effects of provisions related to PDV, PPD and PLR, there is an increase of 2.3% in the quarterly comparison, despite the salary adjustment of 7.19% applied through the ACT 2022/2024 collective labor agreement. Considering the accumulated inflation measured by the National Consumer Price Index – INPC of 4.51% between 3Q22 and 3Q23, there was a reduction in real terms of 2.1%.

The increase of R$69.6 million in third-party services is mainly due to the increase in expenses with maintenance of the electrical system, consultancy services and expenses related to obtaining waivers in the process of transforming the company into a True Corporation.

(ii)	the increase of R$ 169.7 million in the line “Charge of the main distribution and transmission grid”, justified mainly by due to higher costs with energy transport on the basic grid; and

RESULTS | 3Q23	4

(iii)	the growth of R$85.6 million in the “provisions and reversals” line (provision of R$141.2 million in 3Q23 compared to provision of R$55.6 million in 3Q22), caused, above all, by the increase in R$93.4 million in provisions for litigation, mainly due to the provision of R$66.1 million involving the calculation methodology of the Surplus and Deficit Compensation Mechanism (MCSD) at Copel GeT.

These increases were partially offset by: (i) a reduction of R$170.7 million in electricity purchased for resale (-7.9%) due to the improvement in the hydrological scenario (average GSF of 80.5% in 3Q23 compared to 75.1% in 3Q22) and lower costs with energy contracted from Itaipu (-30.5%) due, the lower volume and the reduction in the average purchase price; and (ii) a decrease of R$52.1 million (-40.6%) in the line of other operating costs and expenses, mainly due to the impact of R$33.3 million in 3Q22 related to the distributor's adherence to the program of tax installments (REFIS) and the positive effect in 3Q23 of R$ 26.4 million resulting from the extension of the concession period for HPP Mauá by 294 days, arising from the reconciliation of the hydrological risk (GSF). For more details, see item 7.

Headcount Evolution

In the year to September, total operating costs and expenses reached R$13,647.5 million, a value 9.3% higher than the R$12,489.1 million recorded in the same period of 2022. Considering the impact of the provision for the allocation of PIS and Cofins credits in 2022 (R$810.6 million), total operating costs and expenses increased by 2.6%.

1.4 Equity in Earnings of Subsidiaries

The equity result of joint ventures and other Copel associates increased by R$58.9 million compared to that recorded in the same period of the previous year (R$67.8 million, compared to R$8.9 million recorded in 3Q22), due to the higher remuneration on transmission assets, basically justified by the higher IPCA in the period (IPCA of 0.61% in 3Q23 compared to -1.32% in 3Q22). More details can be seen in Exhibit I.

1.5 Financial Results

In 3Q23, the financial result was a negative R$322.8 million, compared to a negative R$216.5 million recorded in 3Q22. Financial expenses registered an increase of R$142.2 million, essentially due to the greater monetary variation and debt charges, due to the higher balance on loans and financing (R$15.1 billion vs R$13.3 billion in the 3Q22), and the greater impact of PIS/Pasep and Cofins on Interest on Equity (+R$57.7 million). Financial revenues increased by R$35.9 million, essentially reflecting the higher income from financial investments (+R$59.3 million), partially offset by the 26.8% drop in late payment charges on energy bills.

RESULTS | 3Q23	5

1.6 Consolidated Net Income

Copel recorded in 3Q23, considering the results of discontinued operations, net income of R$441.2 million compared to R$378.4 million recorded in 3Q22. In addition to the items already mentioned, it is worth highlighting positive impact of R$308.2 million on the item “Income Tax and Social Contribution” in 3Q23, basically due to the deduction of amounts due to the payment of Interest on Equity (JCP) and the increase of R$41.8 million (+13.7%) in the item “depreciation and amortization”, mainly due to the entry into operation of the Jandaíra Wind Complex, the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes and the increase in investments by Copel Distribuição.

Disregarding the effect of discontinued operations, net income recorded in 3Q23 for continued operations was R$436.9 million compared to R$380.6 million in 3Q22, representing a growth of 14.8%.

Considering the accumulated result in the first nine months, the net income recorded in 9M23, considering discontinued operations, was R$1,384.4 million compared to R$525.8 million recorded in the same period of 2022.

1.7 Debt

Copel's total consolidated debt, considering the results of continued operations, totaled R$15,140.3 million on September 30, 2023, a variation of 21.7% in relation to the amount recorded on December 31, 2022, of R$12,454.2 million.

At the end of 3Q23, the Company's gross debt represented 64.4% of consolidated net equity, which was R$23,508.1 million.

The following graphs show the debt of Copel and its subsidiaries at the end of September 2023.

Debt by Subsidiary

Adjusted Net Debt/EBITDA Adjusted

RESULTS | 3Q23	6

Debt Indexers Average cost: 8.81%

Amortization - R$ million Average term to maturity: 4.1 years

Weighted Average Cost and Average term to maturity

Copel's consolidated debt at the end of 3Q23, considering discontinued operations (referring to Compagas and UEGA, which are in the process of being sold), totaled R$15,443.8 million, an increase justified by the 4th issuance of simple debentures by Compagas in July 2023 in the amount of R$295.0 million.

RESULTS | 3Q23	7

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was subject to analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of the strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for selecting, prioritizing, evaluating, approving and monitoring investments. Among the various aspects, the Policy segregates investment opportunities into three groups that will be prioritized as follows:

(i)	Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;
(ii)	Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and
(iii)	Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

2.2 Investment Program

Investment Programs follow their schedules in each development project. For 2023, the estimated amount allocated to the investment program is R$ 2,272.3 million, with Copel Distribuição contemplating most of the forecast amount, whose objective is the permanent improvement of operational efficiency and cost reduction through the advancement of important projects, with emphasis on the continuity of the execution of the Paraná Triphasic and Smart Electric Network programs (see item 4.2.4). These programs are aimed at renewing depreciated assets in rural areas, improving the quality and speed of service, integration with smart cities and improving information via network sensing.

In 3Q23, R$543.0 million were invested, with R$469.3 million (86.4%) allocated to Copel Distribuição, R$40.1 million (7.4%) to Copel Geração e Transmissão, R$ 32.9 million (6.1%) in Copel Serviços and R$0.7 million in Copel Comercialização e Holding (0.1%). The highlight of the quarter is the application of investment for the Distributed Generation project in Paraná carried out by Copel Serviços (R$ 32.9 million). In the year to date, the amount of investment made was R$ 1,637.9 million, of which R$ 1,424.8 (87.0%) in Copel Distribuição, R$ 177.5 million (10.8%) in Copel Geração and Transmission, R$32.9 million (2.0%) in Copel Serviços and R$2.7 million (<0.1%) in Copel Comercialização and Copel Holding.

RESULTS | 3Q23	8

3. Copel Geração e Transmissão (Consolidated Results)
3.1 Financial Performance

Copel GeT presented an adjusted EBITDA, considering the result of the discontinued operation of UEGA and excluding non-recurring items, of R$828.8 million, an amount 58.1% higher than the R$524.3 million recorded in 3Q22, in mainly due to the growth of 13.3% (+R$130.3 million) in revenue from electricity sales to distributors, effect (a) of the greater volume of energy sold in the regulated market (ACR) (+1,446 GWh) given the validity of another contract during the third quarter of 2023, whose origin was the renegotiation of the hydrological risk in the ACR, which resulted in the postponement of this contract in the amount of 478 average MW with a sales price of this energy of around R$250 per MWh ; (b) the most favorable hydrological scenario in 3Q23, with an average GSF of 80.5%, compared to 75.1% in 3Q22; and (c) the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes – SRMN;

Also noteworthy:

(i)	the growth of R$132.9 million in revenue from the use of the main transmission grid and R$60.8 million in equity in earnings of subsidiaries, justified mainly by the higher remuneration on transmission assets, due to the periodic tariff review applied to transmission agreements and the inflation (IPCA) of 0.61% in 3Q23 compared to deflation in 3Q22 (-1.32%); and
(ii)	the most favorable hydrological scenario in 3Q23, with an average GSF of 80.5%, compared to 75.1% in 3Q22.

Partially offset by:

(iii)	increase of R$60.7 million with provisions and reversals (on a recurring basis), essentially the effect of the provision relating to regulatory litigation over the calculation methodology of the Surplus and Deficit Compensation Mechanism (MCSD);
(iv)	reduction of R$ 22.0 million in revenue from wind farms in the northeast due to generation deviation, mainly due to the operational transmission restriction imposed by the ONS (Constrained-off) resulting from complications in the system in 3Q23.

PMSO expenses, excluding provisions and reversals, increased by 93.7%, mainly influenced by:

(i)	increase in personnel and management costs of R$198.1 million, justified by the provision of R$190.3 million related to the Voluntary Dismissal Program (PDV), with 374 subscriptions to Copel GeT; and the provision of R$2.9 million referring to the performance bonus (PPD) and profit sharing (PLR);

RESULTS | 3Q23	9

(ii)	Increase in expenses with “third party services” by 12.8%, reflecting additional costs with the operation and maintenance of the Aventura and Santa Rosa & Mundo Novo Wind Complexes;
(iv)	partially offset by the reduction in other operating costs and expenses by 4.3%, mainly due to lower costs with payment of financial compensation for the use of water resources (R$37.7 million in 3Q23 compared to R$39, 3 million 3Q22).

Neutralizing the effects of provisions relating to PDV, PPD and PLR, there is an increase of 6.3% in the quarterly comparison despite the salary adjustment of 7.19% applied through the ACT 2022/2024 collective agreement. Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 4.51% between 3Q22 and 3Q23, there was an increase in real terms of 1.7%.

Still regarding non-recurring items, in 3Q23 the following were recorded: (i) recognition, in September 2023, of R$26.4 million relating to the extension of the concession period for HPP Mauá by 763 days, due to the granting of the exclusion of liability in the construction phase of the project and recomposition of the hydrological risk reconciliation (GSF), more details in “Other highlights”; (ii) the partial reversal of impairment of generation assets in the amount of R$16.1 million, mainly explained by the reversal of R$15.8 million relating to TPP Figueira, which has been in commercial operation since December 2022.

Within the scope of transmission assets, item 3.1.1 presents the regulatory accounting of results for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

Copel GeT recorded net income of R$428.6 million in 3Q23, growth of 142.3% compared to 3Q23. Year to date, net income went from R$1,117.6 million in 9M22 to R$1,172.7 million in 9M23. This result mainly reflects (i) the growth in EBITDA, based on the points presented previously and (ii) the better result with income tax and social contribution (+R$ 102.1 million in 3Q23 compared to -R$ 79.9 million in 2Q22) due to the deduction of amounts due to the payment of Interest on Equity (JCP); partially offset by the increase in financial expenses, resulting from higher monetary charges on the debt.

3.1.1 IFRS effect in the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of CPC47/IFRS15 in the corporate statements in the transmission business.

RESULTS | 3Q23	10

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business.

In the Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal plants, totaling 6,966.7 MW of installed capacity and 3,156.6 average MW of assure energy. In the Transmission business, Copel owns a total grid of 9,685 Km of transmission lines and 51 basic grid substations, considering the affiliates.

For more information on generation and transmission operational data, see Exhibit IV.

3.2.1 Generation

Copel's generating portfolio is made up of 94% of renewable sources, such as hydro and wind power.

3.2.2 Hydro and Wind Generation

The energy generation of Copel Geração e Transmissão S.A. and its wind farms in 9M23 was 17,710 GWh (compared to 16,855 GWh in 9M22). The increase is mainly due to the entry into commercial operation of Jandaíra and the acquisition of the Aventura and Santa Rosa & Mundo Novo (SRMN) Wind Complexes.

In the third quarter of 2023, Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) recorded 4,501 GWh of electricity sold, an increase of 5.8%, mainly due to CCEARs resulting from the GSF reconciliation.

For wind farms, the total electrical energy sold in 3Q23 was 1,206 GWh, an increase of 42.0%, influenced by the entry into commercial operation of Jandaíra and the acquisition of the Aventura and SRMN Wind Complexes, which became part of the portfolio of the Company on January 30, 2023.

RESULTS | 3Q23	11

3.2.3 Thermal Generation

TPP Araucária

It is a natural gas generation plant with an installed capacity of 484.2 MW that operates in a combined cycle (two gas turbines and one steam turbine) and operates in the modality known as "merchant" in which the plant operates without sales contracts. of electricity, whether in the free (ACL) or regulated (ACR) environment, subject to fluctuations in the Price for Settlement of Differences - PLD. In this modality, the thermoelectric plant is dispatched centrally by the National Electric System Operator (ONS), in situations where the Marginal Cost of Operation (CMO) of the electrical system exceeds its Variable Unit Cost (CVU) approved by ANEEL, or out of order of merit, when requested by the ONS. In this context, with the good hydrological conditions in 3Q23, there was no dispatch from the plant.

TPP Figueira

Coal-fired generation plant with an installed capacity of 17.7 MW, achieved after a recent modernization process that allowed for an increase in capacity without the need to increase the volume of coal consumed. TPP Figueira has been in commercial operation since 12/07/2022, by ANEEL order No. 2502/2022, generating 17.3 GWh in 3Q23 and 40.1 GWh in the year to date.

3.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in eight Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive own energy transmission grid, Copel provides services to projects of other concessionaires with the quality of someone who has accumulated more than 60 years of experience in the sector. The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

RESULTS | 3Q23	12

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 44.1% of the annual permitted revenue (APR) of Copel GET's transmission business, also considering its affiliates. Below, we describe the flow of receipt of the portion of revenue referring to the Basic Grid - Existing System (RBSE) for the next cycles. It is important to note that this flow may change in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory agent. The values referring to O&M from the 2023-2024 cycle were readjusted by the IPCA.

Note:

Economic component: future values based on the 2023-2024 cycle (according to REH 3.216/2023 of 06/30/2023)

Financial component: values published in REH 2847/21. Subject to review during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.

RAP values up to the 2023-2024 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication) RAP values include RB and DIT assets

RESULTS | 3Q23	13

4. Copel Distribuição
4.1 Financial Performance

Adjusted EBITDA in 3Q23 reached R$566.9 million, an increase of 7.0%, mainly due to (i) the tariff readjustment in June 2023, with an average increase of 6.32% in the Tariffs for the use of the Distribution System (TUSD); (ii) the 1.0% growth in the billed grid market and (iii) the 42.2% (+R$41.6 million) increase in other operating revenues, relating to leases and rentals of equipment and structures and sharing of poles. Year-to-date, adjusted EBITDA increased 20.6%.

Manageable costs, excluding provisions and reversals, increased 109.6% compared to 3Q22, mainly as a result of the increase of: (i) 276.7% in personnel, due to the provision for imdemnification for the Voluntary Dismissal Program (PDV), with 1,034 subscriptions to Copel DIS, and (ii) 31.9% with third-party services, caused by higher expenses with maintenance of the electrical system, maintenance of facilities, call center and customer service; partially offset by the 39.6% reduction in other operating costs and expenses, mainly related to the reduction in taxes, compared to the REFIS/PR registration in 2022.

The personnel and management account, excluding the effects of the provision for PDV, profit sharing (PLR) and performance bonus (PPD), recorded a reduction of 0.2%.

Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 4.51% between 3Q22 and 3Q23, the cost line with personnel and management registered a reduction in real terms of 4.5%, a result, especially, of the reduction 49 employees between periods.

Provisions and reversals increased by 48.5%, mainly due to the increase in provisions due to risk review in civil, administrative and labor disputes. PECLD, even with the reduction in losses, increased by 6.5%, from R$25.1 million to R$26.7 million in 3Q23, due to a reversal in the constitution of PECLD of R$30,6 million in 3Q22 and the partial impact of the tariff readjustment in 3Q23.

The following table presents the main indicators of Copel Distribuição:

In 3Q23, we also highlight:

(i)	the 18.8% growth in revenue from Use of the main distribution grid, mainly due to the tariff readjustment in June 2023, with an average effect of a 6.32% increase in the Tariffs for the Use of the Distribution System and 1.0% growth in the billed grid market, which considers offset energy from Distributed Mini and Micro Generation – MMGD. Also contributing to this growth was the 3.7% reduction in the Energy Development Account – CDE, a reducing account for the item, which constitutes a sectoral liability in the CVA to maintain the neutrality of sectoral charges for the distributor;

RESULTS | 3Q23	14

(ii)	the 23.5% increase in electricity sales to final customers, due to the average effect of a 17.4% increase in the Energy Tariff (TE) component in the company's 2023 tariff readjustment, partially offset by 0.3% reduction in the captive billed market in the quarter;
(iii)	the 44.4% reduction in revenue from electricity sales to distributors, due to the reduction in revenue from energy settlement in the CCEE Spot Market and revenue from MVE contracts;
(iv)	the 48.5% reduction in the sectorial assets and liabilities result, due to the reduction in the constitution of assets due to the reduction in electricity costs; and
(v)	the 33.9% increase in costs for charges of main transmission grid, due to the increase of: R$111.7 million in charges for the use of the Basic Grid, given the increase in transmission tariffs; R$ 36.5 million with power transport from Itaipu; R$31.5 million in System Services Charges – ESS, compared to negligible amounts recorded in 3Q22; and R$ 24.9 million with Charges of Reserve Energy, a supplementary charge to the Reserve Energy Account due to the lower amounts collected through the settlement of reserve energy to the PLD.

Copel Distribuição's net income was R$4.6 million in 3Q23 and R$305.8 million in the year to date. For comparison purposes, we have Copel Distribuição's adjusted net income of R$266.85 million in 3Q23, an increase of 2.8%, and R$627.8 million in the year to date, an increase of 0.4%.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded an adjusted EBITDA of R$1,954.6 million in the last 12 months, equivalent to an efficiency of R$319.8 million, 19.6% above the regulatory EBITDA and 3.7% higher than the result recorded in the 12 months ending in 2Q23.

Note: Regulatory EBITDA is calculated based on the WACC + QRR values published in ANEEL's Technical Notes in Tariff Revision or Adjustment events.

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, had a 3.4% increase in electricity consumption in the 3Q23 compared to the same period of the previous year and 2.1% year-to-date. The billed grid market, which considers offset energy from Distributed Mini and Micro Generation – MMGD, increased 1.0% in the quarter and dropped 0.1% in the year, considering the Availability Cost.

RESULTS | 3Q23	15

4.2.2 Captive Market

The captive market showed an increase of 4.0% in electricity consumption in the third quarter of 2023 and 1.6% for the year. The billed captive market, which considers MMGD offset energy, decreased by 0.3% in the third quarter of 2023 and dropped by 2.2% in the year.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process. For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For DEC, the result calculated in September 2023 was 7.97 hours. For FEC, the result in the same period was 5.41 interruptions.

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

4.2.4 Investment and Operational Data

Transformation Program (Programa Transformação) - a broad investment plan with the objective of modernizing, auto mating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

•	Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches.
•	Smart Grid: aims to implement a private communication network with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of September 2023, 540 thousand smart meters had been installed.
•	Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing. By the end of September 2023, the project had completed 82.2% of the planned schedule.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid – deployment of compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of September 2023, the extension of compact and protected grid installed was 26,504 km (21,385 km in September 2022), an increase of 5,119 km, or 23.94%, in twelve months.

RESULTS | 3Q23	16

Isolated Secondary Grid- investment in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of September 2023, the extension of isolated secondary distribution grid installed was 22,609 km (21,658 km in September 2022), an increase of 951 km, or 4.39%, in twelve months.

Losses - refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical. Technical Losses are inherent to the electrical energy distribution activity and occur due to its dissipation during the transport process, voltage transformation and measurement due to the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of September 2023, Technical Losses for the last 12 months were 2,057 GWh, compared to 2,038 GWh for the same period of the previous year. Non-Technical Losses, calculated by the difference between total and technical losses, originate mainly from theft (illegal connection, direct grid diversion), fraud (meter tampering or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. At the end of September 2023, Non-Technical Losses for the last 12 months were 575 GWh, compared to 614 GWh in the same period of the previous year. Total losses, at the end of September 2023, accumulated in 12 months 2,632 GWh, compared to 2,651 GWh in the same period of the previous year. In terms of classification, Total Losses were made up of 78% Technical Losses and 22% Non-Technical Losses.

GWh - 12 Months	set/19	set/20	set/21	set/22	set/23
Injected Energy	33,023	32,377	34,374	35,216	35,546
Distribuition losses	2,605	2,465	2,651	2,651	2,632
Technical losses	1,997	1,958	1,989	2,038	2,057
Non-Technical losses	608	507	662	614	575

* The losses reflect the difference between the measured load and the billed market and, with the onset of the Covid-19 Pandemic, the load in 2020 suffered a rapid retraction, but the market did not respond at the same speed, due to the mismatch between the measurement schedule and consumers billing schedule, reducing the volume of losses in this period.

The tariff transfer of the efficient levels of losses is foreseen in the concession contracts and these losses are considered in the costs with the purchase of energy up to the regulatory limit stipulated by ANEEL. Despite the total losses having percentages slightly above the regulatory one, the methodology for regulatory calculation uses the billed market and within this methodology, no loss glosses were calculated for Copel Distribuição in the annual tariff readjustment cycles of 2022 and 2023.

RESULTS | 3Q23	17

5.Copel Mercado Livre
5.1 Financial Performance

In 3Q23, Copel Mercado Livre presented an adjusted EBITDA of R$19.9 million, an amount 7.8% lower than the R$21.6 million recorded in 3Q22, mainly reflecting the 14.3% reduction in the amount of energy sold. In the year to date, adjusted EBITDA increased 58.0%, as a result of better sales margins compared to last year, reaching R$102.8 million compared to R$65.1 million in the same period of the previous year.

In the quarter, the main adjustment between periods was the fair value of energy purchase and sale contracts (mark to market) - amount determined by the difference between the contracted price and the future market price estimated by the Company - a result, mainly, of the execution of contracts that went beyond the base and the increase in the sensitivity of default given by the credit risk rate.

Manageable costs increased by 105.6% in 3Q23, mainly impacted by the 177.3% increase in the cost of “Personnel and management”, due to the provision for indemnifications for PDV and the 49.0% increase in “Third-party services” due to expenses with maintenance of facilities and costs with communication, processing and transmission of data.

The personal and administrators account, excluding the effects of the provision for PDV, profit sharing (PLR) and performance bonus (PPD), recorded a reduction of 6.3%.

Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 4.51% between 3Q22 and 3Q23, the cost line with personnel and management registered a reduction in real terms of 10.3%, a result, especially, of the reduction of 5 employees between periods.

The following table presents the main indicators of Copel Mercado Livre:

Copel Mercado Livre had a loss of R$7.0 million in 3Q23 and a net income of R$80.9 million in the year to date. For comparison purposes, adjusted net income in 3Q23 was R$ 19.4 million, an amount 14.5% lower than 3Q22 and, in the year to date, R$ 89.7 million, an amount 48.0% above the same period of the previous year.

RESULTS | 3Q23	18

5.2    Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell energy to free consumers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of energy volume marketed in the free contracting environment, offering more savings and peace of mind for customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for trading energy and providing services in the ACL. In September 2023, the Company registered 1,753 clients/contracts, an increase of 4.54% compared to the same period of the previous year. The amount of energy sold reached 5,526 GWh sold in 3Q23, a decrease of 14.3% compared to 3Q22. The graph below shows the evolution of Copel Mercado Livre in terms of the amount of GWh sold and the number of final customers.

RESULTS | 3Q23	19

6. ESG Performance
6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN’s Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program “SDG Ambition”. Copel joined the “Pact on Water and Energy Resilience” Commitment and received the Federal Government’s Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2 Recent Highlights

▪	Copel participated in the Ambition for SDG 2023 Program, an initiative proposed by the Global Compact at a global level, which has already involved more than 650 companies from all over the world, with the purpose of establishing ambitious goals for the Sustainable Development Goals. Copel presented the Aluno Energia Program, linked to SDG 4 – Quality Education, which is one of the Company's priority SDGs.
▪	Received for the fourth consecutive year the Gold Seal from the Brazilian GHG Protocol Program for the preparation and publication of its Greenhouse Gas (GHG) Inventory.

Environmental

▪	It has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based goals (SBTi), with the purpose of neutralizing the Emission of Greenhouse Effect Gases (GHG) of Scope 1, for the assets that Copel owns operational control (according to the concept established in the GHG Protocol methodology) by 2030;
▪	Net Zero Ambition Movement – Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030;
▪	Has corporate policies on Climate Change, Environmental, and Biodiversity;
▪	Integrates the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS).

Social

▪	Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others;
▪	Has corporate policies on Human Rights, Engagement with Stakeholders, Private Social Investment, People Management, Occupational Health and Safety, among others.

Governance

▪	It has Statutory Advisory Committees to the Board of Directors: Statutory Audit Committee -CAE; Statutory Sustainable Development Committee -CDS, Investment and Innovation Committee -CII and Minority Shareholders Committee -CDM;
▪	The Board of Directors is made up mostly of independent members;
▪	The Statutory Audit Committee -CAE is made up of independent members, one of whom is an external member;
▪	Establishment of variable remuneration with ESG targets –2022: 30% of PPD;
▪	Listed under B3 Governance Level 2.

Priority SDG of the Brazilian Electricity Sector

RESULTS | 3Q23	20

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
	14th position	2022
S&P Global	CSA Score 68	2022
CARBON DISCLOSURE PROGRAM (CDP)	B	2022
	yes	2023
	Low Risk	2023
	A	2023

RESULTS | 3Q23	21

7. Other highlights

Conversion into Corporation – Public Offering of Shares

According to Material Fact 06/22 of November 21, 2022, the State of Paraná, the Company's controlling shareholder, expressed its intention to convert Copel into a diluted-capital company, with no controlling shareholder (corporation), through a public offering for secondary distribution of common shares and/or share deposit certificates (units) issued by the Company. On 07/26/2023, Copel submitted to the Securities and Exchange Commission the request for automatic registration of a public offering for primary and secondary distribution of, initially, 549,171,000 common shares issued by the Company, all nominative, book-entry and without par value, free and clear of any liens or encumbrances. On August 11, 2023, the share offering was settled, at a price of R$8.25 per share, totaling R$4,530.6 million. There was also the exercise of 72,821,650 shares from the supplementary lot, concluded on 09/06/23. Thus, the total public distribution offering, consisting of a base offering plus supplementary lot, being (i) primary of 246,256,841 common shares issued by the Company; and (ii) secondary of 375,735,809 shares held by the State of Paraná, totaling R$5,131,439,362.50.

Available Cash Flow and Dividends

The Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, deducted from the net cash used by investing activities, as follows: (a) Cash generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investing activities: amount invested in noncurrent assets in the fiscal year. The Table below shows the calculation of FCD as of September 30, 2023:

Copel in the IDIVERSA B3 portfolio

The Company's preferred shares (CPLE6) were included in the theoretical portfolio of the Brasil, Bolsa, Balcão Diversity Index (“IDIVERSA B3”). IDIVERSA B3 aims to make diversity indicators visible and tangible for the market and generate comparability in the performance of companies, inducing them to adopt the best practices in relation to diversity. The indicator represents the average performance of the shares of assets of listed companies that stand out in the diversity criteria, based on the Diversity Score developed by B3, based on the data available in the Reference Form (“FRE”). Participation in this index reflects the commitment to the sustainable development strategy and the promotion of professional relationships based on diversity, inclusion, equal opportunity and non-discrimination in people management. More information in Notice to the Market 19/23.

Voluntary Dismissal Program (“PDV”)

Copel launched, on August 24, 2023, as provided for in the Collective Labor Agreement (“ACT”) signed in January this year, the new Voluntary Dismissal Program (“PDV”). 1,437 subscriptions were made, based on an assessment that considered the financial aspects and maintenance of its operations. The total estimated cost of the program, including compensation and additional costs, is R$610 million, which will be recognized in 2023. More information in Notice to the Market 20/23 and Notice to the Market 23/23.

Divestment in UEGA – Binding proposal stage

On September 4, 2023, Petróleo Brasileiro S.A. (“Petrobras”), Copel's partner in UEGA, informed in a statement released to the market the continuity in the process of selling its stake in UEG Araucária S.A. As a result, the divestment of Copel in UEGA will continue jointly with Petrobras. On October 27, 2023, the binding proposal phase began, in which qualified proponents will have the opportunity to carry out due diligence, technical visits and submit their respective binding proposals. The subsequent stages of the operation involve the assessment and approval of the binding proposal within internal corporate governance procedures. More information in Notice to the Market 21/23 and Notice to the Market 25/23.

RESULTS | 3Q23	22

Divestment in UEGA – Continuity of the sales process

On September 4, 2023, Petróleo Brasileiro S.A. (“Petrobras”), Copel's partner in UEGA, informed in a statement released to the market the continuity in the process of selling its stake in UEGAraucária S.A. As a result, Copel's divestment in UEGA will continue jointly with Petrobras. More information in Notice to the Market 21/23.

Divestment in Compagas – Hiring of advisors

On September 20, 2023, the Board of Directors approved the hiring of the necessary advisors to structure and execute the potential divestment project in Companhia Paranaense de Gas - Compagas. More information in Material Fact 16/23.

Copel approves JCP of R$ 958.0 million

On September 20, 2023, the Board of Directors approved the distribution of Interest on Equity – JCP for 2023, in the amount of R$ 958,000,000.00 as follows: (a) JCP in the amount of R$ 456,920,036.75 , with payment to be made on 11/30/2023; (b) JCP in the amount of R$501,079,963.25, with payment to be made by the end of June 2024, on a date to be fixed by the Ordinary General Meeting held in 2024. More information in Material Fact 17/23.

Copel files letter regarding TPP Figueira concession

On October 31, 2023, the Company filed a letter with Aneel requesting the withdrawal of the intention to extend the concession of TPP Figueira, formulated in 2017, with immediate return to the Granting Authority of all reversible assets, rights and privileges linked to TPP Figueira and with the corresponding compensation to Copel GeT for the reversion of the assets. The plant underwent a recent modernization process, with the direct benefits of improving energy efficiency and reducing pollutant emissions into the atmosphere, compared to the old plant. The plant was released for commercial operation on December 7, 2022 through Order No. 3,502/2022.

Reinstatement of the concession period for HPP Mauá

The Jayme Canet Junior hydroelectric plant (HPP Mauá) had its concession period extended by another 763 days, due to the recognition of the exclusion of liability requested by Copel Get. 469 days were added due to the approval of the liability exclusion itself and another 294 days relating to the recomposition of the extension of the grant of the GSF agreement for the year 2021, due to the liability exclusion.

Therefore, the final deadline for granting the grant is now June 28, 2049, as shown in the table below.

On the base date of September 30, 2023, an additional value to the intangible assets of the aforementioned plant of R$ 26.4 million was recorded, and the useful life of the assets will be reviewed for the new end date of the concession and the depreciation will be recalculated accordingly. prospective. More information in Explanatory Note 17.2 of our Financial Statements.

RESULTS | 3Q23	23

.Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations ri@copel.com Phone: +55 (41) 3331-4011 8. List of Exhibit

RESULTS | 3Q23	24

Exhibit I -CONSOLIDATED RESULTS > INCOME STATEMENT

						R$ '000
Income Statement	3Q23	3Q22	Δ%	9M23	9M22	Δ%
OPERATING REVENUES	5,543,989	5,108,442	8.5	15,911,770	15,270,561	4.2
Electricity sales to final customers	2,023,937	1,750,075	15.6	5,753,677	5,746,937	0.1
Electricity sales to distributors	998,600	996,566	0.2	2,738,710	2,832,912	(3.3)
Use of the main distribution and transmission grid	1,502,528	1,171,966	28.2	4,347,990	3,532,405	23.1
Construction revenue	616,653	563,740	9.4	1,746,127	1,591,794	9.7
Fair value of assets from the indemnity for the concession	8,283	(13,918)	-	41,898	45,045	(7.0)
Distribution of piped gas	273,256	530,548	(48.5)	879,709	1,209,056	(27.2)
Result of Sectorial financial assets and liabilities	120,732	109,465	10.3	403,659	312,412	29.2
Other operating revenues	(5,160,282)	(4,325,281)	19.3	(13,647,472)	(13,299,650)	2.6
OPERATING COSTS AND EXPENSES	(1,995,559)	(2,166,216)	(7.9)	(5,694,126)	(6,024,123)	(5.5)
Electricity purchased for resale	(764,852)	(595,186)	28.5	(2,118,488)	(1,858,728)	14.0
Charge of the main distribution and transmission grid	(859,142)	(236,338)	263.5	(1,561,690)	(728,178)	114.5
Personnel and management	(64,280)	(64,137)	0.2	(194,209)	(195,712)	(0.8)
Pension and healthcare plans	(23,497)	(20,142)	16.7	(64,751)	(64,183)	0.9
Materials and supplies	(7,175)	-	-	(17,654)	-	-
Natural gas and supplies for the gas business	(265,685)	(196,110)	35.5	(728,352)	(544,926)	33.7
Third-party services	(347,778)	(305,986)	13.7	(1,027,232)	(914,882)	12.3
Depreciation and amortization	(141,171)	(55,588)	154.0	(204,772)	(226,564)	(9.6)
Provisions and reversals	(615,011)	(557,378)	10.3	(1,734,494)	(1,573,307)	10.2
Construction cost	26,405	-	-	26,405	-	-
Renegotiation of Hydrological Risk - GSF - HPP Mauá	(102,537)	(128,200)	(20.0)	(328,109)	(358,484)	(8.5)
Other cost and expenses	-	-	-	-	(810,563)	(100.0)
PROVISION FOR ALLOCATION OF PIS AND COFINS	67,842	8,909	661.5	244,675	330,115	(25.9)
EQUITY IN EARNINGS OF SUBSIDIARIES	451,549	792,070	(43.0)	2,508,973	2,301,026	9.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(322,810)	(216,485)	49.1	(899,289)	(1,726,138)	(47.9)
FINANCIAL RESULTS	264,178	228,297	15.7	796,450	723,605	10.1
Financial income	(586,988)	(444,782)	32.0	(1,695,739)	(1,438,373)	17.9
Financial expenses	-	-	-	-	(1,011,370)	-
Update of provision for allocation of Pis and Cofins credits	128,739	575,585	(77.6)	1,609,684	574,888	180.0
OPERATIONAL EXPENSES/ INCOME	308,161	(195,004)	-	(93,059)	(85,667)	8.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	27,873	(183,802)	-	(297,401)	(547,597)	(45.7)
Income tax and social contribution on profit	280,289	(11,202)	-	204,343	461,930	(55.8)
Deferred income tax and social contribution on profit	436,900	380,581	14.8	1,516,625	489,221	210.0
NET INCOME continued operations	4,263	(2,190)	-	(132,266)	36,590	-
NET INCOME discontinued operations	441,163	378,391	16.6	1,384,359	525,811	163.3
NET INCOME	441,894	381,810	15.7	1,520,816	504,595	201.4
Attributed to shareholders of the parent company - continuous operations	(6,489)	(18,898)	(65.7)	(141,029)	(13,865)	917.2
Attributed to the controlling company's shareholders - discontinued operations	(1,465)	3,663	-	6,114	(4,016)	-
Attributed to non-controlling shareholders	7,223	11,816	(38.9)	(1,542)	39,097	-
EBITDA continued operations	799,327	1,098,056	(27.2)	3,536,205	3,215,908	10.0

Exhibit I -CONSOLIDATED RESULTS >BALANCE SHEET

R$'000				R$'000
Assets	sep-23	Dec-22	Δ%	Liabilities	sep-23	Dec-22	Δ%
CURRENT	13,313,738	9,327,249	42.7	CURRENT	8,995,410	7,156,597	25.7
Cash and cash equivalents	5,557,791	2,678,457	107.5	Payroll, social charges and accruals	920,387	252,789	264.1
Bonds and securities	96	93	3.2	Suppliers	2,177,287	2,090,022	4.2
Collaterals and escrow accounts	-	157	(100.0)	Income tax and social contribution payable	114,337	156,191	(26.8)
Customers	3,619,568	3,342,050	8.3	Other taxes due	276,365	303,606	(9.0)
Dividends receivable	40,725	138,330	(70.6)	Loans and financing	271,780	278,838	(2.5)
Sectorial financial assets	38,924	190,699	-	Debentures	1,390,058	1,346,347	3.2
Account receivable related to concession	9,232	8,603	7.3	Minimum compulsory dividend payable	845,700	482,325	75.3
Contract Assets	296,100	220,660	34.2	Post employment benefits	85,557	73,814	15.9
Other current receivables	971,681	897,380	8.3	Customer charges due	63,359	46,488	36.3
Inventories	185,897	194,850	(4.6)	Research and development and energy efficiency	348,765	370,244	(5.8)
Income tax and social contribution	265,210	355,065	(25.3)	Accounts Payable related to concession	100,083	105,003	(4.7)
Other current recoverable taxes	980,436	1,239,694	(20.9)	Net sectorial financial liabilities	723,786	433,914	66.8
Prepaid expenses	64,809	60,076	7.9	Lease liability	52,757	64,870	(18.7)
Related parties	15,344	1,135	-	Other accounts payable	739,440	601,619	22.9
Assets held for sale	1,267,925	-	-	PIS and COFINS to be refunded to costumers	279,295	550,527	-
NON-CURRENT	42,387,651	40,376,451	5.0	Liabilities associated with assets held for sale	606,454	-	-
Long Term Assets	16,858,518	16,442,145	2.5	NON-CURRENT	23,197,845	21,415,878	8.3
Bonds and securities	554,472	430,963	28.7	Suppliers	134,730	125,448	7.4
Other temporary investments	31,462	25,619	22.8	Deferred income tax and social contribution	1,668,534	1,517,682	9.9
Customers	114,748	109,819	4.5	Other taxes due	618,134	633,491	(2.4)
Judicial deposits	635,578	632,458	0.5	Loans and financing	5,098,831	4,371,525	16.6
Sectoral financial assets	116,773	190,699	(38.8)	Debentures	8,379,671	6,457,508	29.8
Account receivable related to concession	2,637,401	2,269,690	16.2	Post employment benefits	1,006,066	996,223	1.0
Contract Assets	7,423,024	7,452,019	(0.4)	Research and development and energy efficiency	208,279	244,514	(14.8)
Other non-current receivables	1,083,115	931,452	16.3	Accounts Payable related to concession	783,318	832,539	(5.9)
Income tax and social contribution	91,703	127,824	(28.3)	Net sectorial financial liabilities	27,119	49,341	(45.0)
Deferred income tax and social contribution	1,797,026	1,644,299	9.3	Lease liability	202,767	208,886	(2.9)
Other non-current recoverable taxes	2,373,216	2,627,293	(9.7)	Other accounts payable	802,087	645,234	24.3
Prepaid expenses	-	10	-	PIS and COFINS to be refunded to costumers	404,329	1,444,631	(72.0)
Investments	3,566,466	3,325,731	7.2	Provision for allocation of Pis and Cofins credits	1,910,295	1,851,257	-
Property, plant and equipment, net	10,811,117	10,069,468	7.4	Provisions for litigation	1,953,685	2,037,599	(4.1)
Intangible assets	10,910,839	10,277,727	6.2	EQUITY	23,508,134	21,131,225	11.2
Right to use an asset	240,711	261,380	(7.9)	Attributed to controlling shareholders	23,253,055	20,817,364	11.7
TOTAL	55,701,389	49,703,700	12.1	Share capital	12,816,678	10,800,000	18.7
				Equity valuation adjustments	565,957	593,382	(4.6)
				Legal reserves	1,512,687	1,512,687	-
				Retained earnings	7,867,135	7,911,295	(0.6)
				Accrued earnings	490,598	-	-
				Attributable to non-controlling interest	255,079	313,861	(18.7)
				TOTAL	55,701,389	49,703,700	12.1

Exhibit I -CONSOLIDATED RESULTS > CASH FLOW

		R$'000
	09/30/23	09/30/22
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	1,516,625	489,221

Adjustments to reconcile net income for the period with cash generation from operating activities:	3,344,571	2,508,566
Unrealized monetary and exchange variation and debt charges - net	1,433,850	963,354
Interest - bonus from the grant of concession agreements under the quota system	(87,910)	(89,157)
Remuneration of transmission concession contracts	(561,622)	(582,687)
Provision for allocation of PIS and Cofins credits	-	1,821,933
Income tax and social contribution	297,404	547,597
Deferred income tax and social contribution	(204,345)	(461,930)
Equity in earnings of investees	(244,675)	(330,115)
Appropriation of post-employment benefits obligations	192,058	193,860
Creation for research and development and energy efficiency programs	123,556	116,016
Recognition of fair value of assets from the indemnity for the concession	(41,898)	(45,045)
Sectorial financial assets and liabilities result	(969,376)	(1,332,293)
Depreciation and amortization	1,027,232	914,882
Provision from the voluntary dismissal program	610,057	-
Net operating estimated losses, provisions and reversals	204,772	226,564
Resultado da repactuação do risco hidrológico - GSF	(26,405)	-
Realization of added value in business combinations	(542)	(541)
Fair value in energy purchase and sale operations	6,347	4,139
Derivatives fair value	-	2,907
Loss on disposal of accounts receivable related to concession	186	26,529
Loss on disposal of contract assets	8,346	5,971
Loss on disposal of property, plant and equipment	3,079	978
Loss on disposal of intangible assets	58,582	36,485
Result of write-offs of use rights of assets and liabilities of leases - net	(750)	(102)

Decrease (increase) in assets	57,585	2,428,470
Trade accounts receivable	164,172	1,239,898
Dividends and interest on own capital received	111,960	59,336
Judicial deposits	22,198	(15,116)
Sectorial financial assets	52,035	953,947
Other receivables	(61,482)	47,834
Inventories	7,570	(1,139)
Income tax and social contribution recoverable	(142,982)	(59,761)
Other taxes recoverable	(77,858)	206,480
Prepaid expenses	(3,819)	(2,076)
Related parties	(14,209)	(933)

Increase (decrease) in liabilities	360,062	(702,611)
Payroll, social charges and accruals	158,508	(205,145)
Suppliers	53,968	(319,036)
Other taxes	728,036	450,852
Post-employment benefits	(160,277)	(144,936)
Sectorial charges due	16,871	(155,669)
Research and development and energy efficiency	(193,727)	(141,839)
Payable related to the concession	(87,200)	(78,769)
Other accounts payable	-	-
Provisions for legal claims	86,143	51,401

CASH GENERATED BY OPERATING ACTIVITIES	3,762,218	4,234,425

Income tax and social contribution paid	(272,512)	(322,688)
Loans and financing - interest due and paid	(434,261)	(264,920)
Debentures - interest due and paid	(708,469)	(541,204)
Charges for lease liabilities paid	(17,257)	(14,228)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	2,329,719	3,091,385
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	118,351	128,041
NET CASH GENERATED FROM OPERATING ACTIVITIES	2,448,070	3,219,426

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(102,812)	53,375
Additions to contract assets	(1,422,976)	(1,483,399)
Acquisitions of subsidiaries - effect on cash	(911,450)	(18,031)
Additions in investments	(10,780)	(4,829)
Capital reduction of investees	-	61,537
Additions to property, plant and equipment	(148,152)	(309,827)
Additions to intangible assets	(6,107)	(6,244)
	-	-
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(2,602,277)	(1,707,418)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	(24,156)	(133,706)
NET CASH USED FROM INVESTING ACTIVITIES	(2,626,433)	(1,841,124)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	45,325	1,891,201
Transaction costs in the issuing of loans and financing	(6,886)	(19,781)
Issue of debentures	2,900,000	1,500,000
Transaction costs in the issuing of debentures	(60,677)	(14,445)
Payments of principal - loans and financing	(194,678)	(940,584)
Payments of principal - debentures	(1,174,084)	(1,271,900)
Amortization of principal of lease liabilities	(51,896)	(40,747)
Capital increase	2,031,619	-
Transaction costs in the capital increase	(14,941)	-
Dividends and interest on own capital paid	(335,026)	(1,623,381)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	3,138,756	(519,637)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	158,062	(2,180)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	3,296,818	(521,817)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	3,118,455	856,485

Cash and cash equivalents at the beginning of the period	2,678,457	3,472,845
Cash and cash equivalents at the end of the period	5,557,791	3,827,962
Change in cash and cash equivalents from discontinued operations	239,121	501,368

CHANGE IN CASH AND CASH EQUIVALENTS	3,118,455	856,485

Exhibit I -CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT

						R$'000
	3Q23	3Q22	Δ%	9M23	9M22	Δ%
EBITDA FROM CONTINUING OPERATIONS	799,327	1,098,056	(27.2)	3,536,205	3,215,908	10.0
(-/+) Fair value in the purchase and sale of energy	34,524	(13,254)		6,347	4,139
(-/+) Impairment	(16,078)	-		(53,999)	42,129
(-/+) Tariff flag account on MMGD and Adherence to REFIS/PR	-	33,332		-	(10,115)
(-/+) Reflection of the PIS/Cofins forecast	-	-		-	(58,119)
(-/+) Indemnity of adittional third of vacation bonus	-	-		138,173	-
(-/+) Provision for allocation of PIS/Cofins credits	-	-		-	810,563
(-/+) Provision/Reversal for indemnification for PDV	610,057	-		610,057	(7,880)
(-/+) Hydrological Risk Renegotiation (GSF) - HPP Mauá	(26,405)	-		(26,405)	-
Adjusted EBITDA FROM CONTINUING OPERATIONS	1,401,425	1,118,138	25.3	4,210,378	3,996,625	5.3
(-) Ebitda from discontinued Op. Compagas and UEGA	37,649	16,800		(23,740)	99,210
Adjusted EBITDA INCLUDED DISCONTINUED OPERATIONS	1,439,074	1,134,938	26.8	4,186,638	4,095,835	2.2
(-/+) Equity in earnings of subsidiaries	(67,841)	(8,909)		(244,673)	(330,115)
Adjusted EBITDA INCLUDED DISCONTINUED OP without earnings of subsidiaries	1,371,233	1,126,029	21.8	3,941,965	3,765,720	4.7

						R$'000
	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Financial Revenues	264,177	228,297	15.7	796,450	723,605	10.1
Income from investments held for trading	168,252	108,936	54.5	367,440	297,398	23.6
Late fees on electricity bills	43,664	59,677	(26.8)	156,334	218,517	(28.5)
Monetary restatement and adjustment to present value of accounts payable related to concession	12,883	(318)	-	69,059	2,877	-
Income from sectorial assets and liabilities	9,850	22,224	(55.7)	55,755	97,984	(43.1)
Exchange variation About Purchase Itaipu Electric Power	912	2,041	(55.3)	14,026	41,374	(66.1)
Interest on taxes to be compensated	17,421	18,121	(3.9)	50,974	49,784	2.4
Income and monetary restatement of judicial deposits	13,115	12,364	6.1	41,392	31,628	30.9
Other financial revenues	8,455	15,880	(46.8)	71,335	15,626	-
(-) Pis/Pasep and Cofins on revenues	(10,375)	(10,628)	(2.4)	(29,865)	(31,583)	(5.4)
Financial Expenses	(586,987)	(444,782)	32.0	(1,695,739)	(1,438,373)	17.9
Monetary variation, foreign exchange and debt service charges	(442,960)	(341,402)	29.7	(1,355,043)	(1,106,596)	22.5
Monetary variation and adjustment to present value of accounts payable related to concession	(33,441)	(8,667)	285.8	(101,224)	(128,737)	(21.4)
Exchange variation About Purchase Itaipu Electric Power	(6,073)	(11,890)	(48.9)	(7,785)	(26,424)	(70.5)
Pis/ Pasep and Cofins taxes over interest on equity	(69,496)	(11,810)	-	(70,754)	(24,188)	192.5
Income from sectorial assets and liabilities	(845)	(2,383)	(64.5)	(3,774)	(9,679)	(61.0)
Derivatives fair value - forward contract	-	-	-	-	(2,907)	-
Interest on R&D and PEE	(6,604)	(7,740)	(14.7)	(20,155)	(23,579)	(14.5)
Interest on tax installments	(10,127)	(10,345)	(2.1)	(31,006)	(27,358)	13.3
Interest on lease liabilities	(5,617)	(5,277)	6.4	(17,259)	(14,158)	21.9
Monetary variation of litigation	(4,746)	(20,024)	(76.3)	(75,993)	(30,641)	148.0
Other financial expenses	(7,078)	(25,244)	(72.0)	(12,746)	(44,106)	(71.1)
(-) Update of provision for allocation of PIS and Cofins credits	-	-	-	-	(1,011,370)	-
Financial income (expenses)	(322,810)	(216,485)	49.1	(899,289)	(1,726,138)	(47.9)

Exhibit I -CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS

								R$'000
Variation in Equity in earnings of subsidiaries			3Q23	3Q22	Δ%	9M23	9M22	Δ%
Joint Ventures			61,965	2,289	-	227,989	310,343	(26.5)
Voltalia São Miguel do Gostoso I Participações S.A.			1,921	3,890	(50.6)	(604)	217	-
Caiuá Transmissora de Energia S.A.			2,678	601	345.6	9,409	17,238	(45.4)
Integração Maranhense Transmissora de Energia S.A.			4,514	697	547.6	19,345	27,882	(30.6)
Matrinchã Transmissora de Energia (TP NORTE) S.A.			18,993	(4,433)	-	64,765	119,542	(45.8)
Guaraciaba Transmissora de Energia (TP SUL) S.A.			6,547	(2,410)	-	25,938	51,700	(49.8)
Paranaíba Transmissora de Energia S.A.			6,029	(103)	-	29,652	21,058	40.8
Mata de Santa Genebra Transmissão S.A.			12,356	7,214	71.3	45,401	40,645	11.7
Cantareira Transmissora de Energia S.A.			8,836	(3,267)	-	33,764	31,799	6.2
Solar Paraná			91	100	(9.0)	319	262	21.8
Associates			5,877	6,618	(11.2)	16,686	19,772	(15.6)
Dona Francisca Energética S.A.			1,673	1,555	7.6	4,191	4,914	(14.7)
Foz do Chopim Energética Ltda.			4,203	5,065	(17.0)	12,496	14,860	(15.9)
Others ¹			1	(2)	-	(1)	(2)	(50.0)
TOTAL			67,842	8,907	661.7	244,675	330,115	(25.9)
[1] Includes Carbocampel S.A.

								R$'000
Main Indicators -Associates sep-23					Dona Francisca		Foz do Chopim
Total assets						178,555		46,502
Shareholder’s equity¹						137,973		44,435
Net operating revenue						50,044		45,199
Net Income						18,198		34,935
Participation in the enterprise - %						23.0		35.8
Investment book value						31,773		15,892
								R$'000
Main Indicators -Joint ventures sep-23	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	237,862	336,778	622,577	2,991,752	1,614,703	2,020,602	3,762,233	1,882,650
Shareholder’s equity¹	235,453	274,910	454,340	2,033,251	1,006,197	1,199,041	1,472,379	1,034,966
Net operating revenue	-	27,593	48,814	240,391	126,167	226,433	303,610	134,335
Net Income	(1,233)	19,203	39,480	132,171	52,935	121,028	90,621	68,908
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	115,372	134,706	222,627	996,293	493,037	293,765	737,662	507,133
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

Exhibit I -CONSOLIDATED RESULTS > SHARE CAPITAL

Share Capital - As of September, 30,2023
								Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	474,644	15.9%
BNDESPAR	131,162	10.1%	-	-	524,646	31.2%	655,808	22.0%
Free Floating	803,601	61.8%	682	21.8%	1,037,617	61.8%	1,841,900	61.8%
B3	776,595	59.7%	682	21.8%	928,623	55.3%	1,705,901	57.2%
NYSE	26,793	2.1%	-	-	107,172	6.4%	133,964	4.5%
LATIBEX	213	0.0%	-	-	1,822	0.1%	2,035	0.1%
Other	7,022	0.5%	2,446	78.2%	991	0.1%	10,459	0.4%
TOTAL	1,300,347	100%	3,128	100%	1,679,335	100%	2,982,811	100%

								Thousand shares
Shareholders							UNIT	%
State of Paraná							28,986	13.7%
BNDESPAR							131,162	61.9%
Free Floating							51,608	24.4%
B3							24,602	11.6%
NYSE							26,793	12.6%
LATIBEX							213	0.1%
Other							70	0.0%
TOTAL							211,826	100%

Exhibit II-RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

						R$'000
Income Statement	3Q23	3Q22	Δ%	9M23	9M22	Δ%
OPERATING REVENUES	1,364,139	1,129,706	20.8	3,902,035	3,707,521	5.2
Electricity sales to final customers	-	3	(97.7)	-	103	-
Electricity sales to distributors	1,108,787	978,483	13.3	3,054,871	2,819,686	8.3
Use of the main transmission grid	238,372	105,436	-	744,147	752,594	(1.1)
Construction revenue	8,574	33,573	(74.5)	80,168	98,339	(18.5)
Other operating revenues	8,406	12,211	(31.2)	22,849	36,799	(37.9)
OPERATING COSTS AND EXPENSES	(938,675)	(749,054)	25.3	(2,278,856)	(1,967,562)	15.8
Electricity purchased for resale	(99,266)	(170,360)	(41.7)	(171,239)	(284,134)	(39.7)
Charges of main distribution and transmission grid	(146,550)	(141,381)	3.7	(442,346)	(392,132)	12.8
Personnel and management	(276,159)	(78,058)	-	(501,998)	(238,686)	-
Pension and healthcare plans	(20,232)	(19,452)	4.0	(61,099)	(59,324)	3.0
Materials and supplies	(5,868)	(4,585)	28.0	(14,792)	(12,921)	14.5
Materials and supplies for power eletricity	(6,657)	(121)	-	(17,654)	(2,951)	-
Third-party services	(66,872)	(59,275)	12.8	(201,050)	(151,360)	32.8
Depreciation and amortization	(205,446)	(183,026)	12.2	(611,009)	(553,815)	10.3
Provisions and reversals	(75,925)	(7,948)	-	(55,240)	(17,874)	-
Renegotiation of Hydrological Risk - GSF - HPP Mauá	(6,932)	(27,211)	(74.5)	(68,535)	(79,852)	(14.2)
Construction cost	26,405	-	-	26,405	-	-
Other cost and expenses	(55,173)	(57,637)	(50.1)	(160,299)	(174,513)	(23.3)
EQUITY IN EARNINGS OF SUBSIDIARIES	64,156	3,365	-	240,769	324,724	(25.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	489,620	384,017	27.5	1,863,948	2,064,683	(9.7)
FINANCIAL RESULTS	(163,145)	(128,049)	27.4	(583,729)	(475,583)	22.7
Financial income	83,126	56,569	46.9	255,509	186,416	37.1
Financial expenses	(246,271)	(184,618)	33.4	(839,238)	(661,999)	26.8
OPERATIONAL EXPENSES/ INCOME	326,475	255,968	27.5	1,280,219	1,589,100	(19.4)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	102,134	(79,073)	-	(162,636)	(416,423)	(60.9)
Income tax and social contribution on profit	32,034	(109,741)	-	(188,544)	(322,355)	(41.5)
Deferred income tax and social contribution on profit	70,100	30,668	-	25,908	(94,068)	-
NET INCOME continued operations	428,609	176,895	-	1,117,583	1,172,677	(4.7)
NET INCOME discontinued operations	(19,800)	(45,663)	(56.6)	(216,105)	(74,428)	-
NET INCOME	408,809	131,232	-	901,478	1,098,249	(17.9)
Attributed to shareholders of the parent company - continuous operations	431,535	181,846	-	1,127,695	1,186,769	(5.0)
Attributed to the controlling company's shareholders - discontinued operations	(13,839)	(30,827)	(55.1)	(137,766)	(53,911)	-
Attributed to non-controlling shareholders	(8,887)	(19,787)	(55.1)	(88,451)	(34,609)	-
EBITDA continued operations	695,066	567,043	22.6	2,474,957	2,618,498	(5.5)

Exhibit II-RESULT BY SUBSIDIARY > COPEL DIS

						R$'000
Income Statement	3Q23	3Q22	Δ%	9M23	9M22	Δ%
OPERATING REVENUES	3,907,992	3,567,903	9.5	11,069,533	10,315,857	7.3
Electricity sales to final customers	1,446,878	1,171,736	23.5	4,049,555	4,027,924	0.5
Electricity sales to distributors	48,015	86,385	(44.4)	140,456	203,456	(31.0)
Use of the main distribution grid	1,383,343	1,164,444	18.8	3,918,209	3,065,949	27.8
Construction revenue	608,079	530,166	14.7	1,665,959	1,493,455	11.6
Fair value of assets from the indemnity for the concession	8,283	(13,918)	-	41,898	45,045	(7.0)
Sectorial assets and liabilities result	273,256	530,548	(48.5)	879,709	1,209,056	(27.2)
Other operating revenues	140,138	98,542	42.2	373,747	270,972	37.9
OPERATING COSTS AND EXPENSES	(3,870,778)	(3,186,498)	21.5	(10,430,291)	(10,153,660)	2.7
Electricity purchased for resale	(1,528,666)	(1,566,281)	(2.4)	(4,489,552)	(4,433,361)	1.3
Charges of main transmission grid	(731,154)	(546,033)	33.9	(1,971,815)	(1,734,129)	13.7
Personnel and management	(545,301)	(144,742)	276.7	(983,750)	(445,379)	120.9
Pension and healthcare plans	(41,429)	(41,920)	(1.2)	(125,133)	(127,278)	(1.7)
Materials and supplies	(17,244)	(15,472)	11.5	(48,957)	(50,059)	(2.2)
Third-party services	(163,375)	(123,901)	31.9	(467,631)	(362,280)	29.1
Depreciation and amortization	(132,378)	(115,108)	15.0	(385,557)	(334,669)	15.2
Provisions and reversals	(69,140)	(46,559)	48.5	(146,437)	(211,707)	(30.8)
Construction cost	(608,079)	(530,166)	14.7	(1,665,959)	(1,493,455)	11.6
Other cost and expenses	(34,012)	(56,316)	(39.6)	(145,500)	(150,780)	(3.5)
Provision for allocation of PIS and Cofins	-	-	-	-	(810,563)	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	37,214	381,405	(90.2)	639,242	162,197	294.1
FINANCIAL RESULTS	(125,173)	(88,344)	41.7	(330,968)	(1,107,205)	(70.1)
Financial income	110,327	145,337	(24.1)	364,640	455,471	(19.9)
Financial expenses	(235,500)	(233,681)	0.8	(695,608)	(551,306)	26.2
Update of provision for allocation of PIS and Cofins credits	-	-	-	-	(1,011,370)	-
OPERATIONAL EXPENSES/ INCOME	(87,959)	293,061	-	308,274	(945,008)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	92,569	(67,367)	-	(2,444)	390,967	-
Income tax and social contribution on profit	1,474	(38,356)	-	(75,140)	(172,385)	(56.4)
Deferred income tax and social contribution on profit	91,095	(29,011)	-	72,696	563,352	(87.1)
NET INCOME (LOSS)	4,610	225,694	(98.0)	305,830	(554,041)	-
EBITDA	169,592	496,513	(65.8)	1,024,799	496,866	106.3

Exhibit II-RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

						R$'000
Income Statement	3Q23	3Q22	Δ%	9M23	9M22	Δ%
OPERATING REVENUES	987,856	1,310,911	(24.6)	3,019,731	3,659,025	(17.5)
Electricity sales to final customers	577,462	578,946	(0.3)	1,705,263	1,720,801	(0.9)
Electricity sales to distributors	438,200	730,155	(40.0)	1,306,933	1,932,347	(32.4)
Other operating revenues	(27,806)	1,810	-	7,535	5,877	28.2
OPERATING COSTS AND EXPENSES	(1,008,263)	(1,276,146)	(21.0)	(2,931,809)	(3,597,348)	(18.5)
Electricity purchased for resale	(994,997)	(1,270,610)	(21.7)	(2,901,011)	(3,579,136)	(18.9)
Personnel and management	(8,351)	(3,012)	177.3	(17,463)	(9,240)	89.0
Pension and healthcare plans	(443)	(430)	3.0	(1,424)	(1,329)	7.1
Materials and supplies	(27)	(13)	107.7	(60)	(37)	62.2
Third-party services	(747)	(501)	49.1	(2,887)	(2,186)	32.1
Depreciation and amortization	(433)	(91)	375.8	(1,563)	(255)	512.9
Provisions and reversals	(2,006)	(178)	-	(3,255)	(1,504)	116.4
Other cost and expenses	(1,259)	(1,311)	(4.0)	(4,146)	(3,661)	13.2
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(20,407)	34,765	(158.7)	87,922	61,677	42.6
FINANCIAL RESULTS	9,849	9,253	6.4	27,734	23,256	19.3
Financial income	9,961	9,206	8.2	27,998	23,492	19.2
Financial expenses	(112)	47	-	(264)	(236)	11.9
OPERATIONAL EXPENSES/ INCOME	(10,558)	44,018	-	115,656	84,933	36.2
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	3,596	(12,595)	-	(34,780)	(26,430)	31.6
Income tax and social contribution on profit	(7,433)	(5,693)	-	(27,849)	(18,867)	47.6
Deferred income tax and social contribution on profit	11,029	(6,902)	-	(6,931)	(7,563)	(8.4)
NET INCOME (LOSS)	(6,962)	31,423	-	80,876	58,503	38.2
EBITDA	(19,974)	34,856	-	89,485	61,932	44.5

Exhibit II-RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000
Income Statement 3Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	704,719	240,649	3,907,992	242,573	31,036	-	-	199,932	213,301	7,129	15,481	987,856	-	(1,006,679)	5,543,989
Electricity sales to final customers	-	-	1,446,878	-	-	-	-	-	-	-	-	577,462	-	(403)	2,023,937
Electricity sales to distributors	688,765	-	48,015	-	30,789	-	-	199,931	213,298	7,129	-	438,200	-	(627,527)	998,600
Use of the main distribution and transmission grid (TUSD/ TUST)	-	224,613	1,383,343	-	-	-	-	-	-	-	16,342	-	-	(121,770)	1,502,528
Construction revenue	-	9,442	608,079	4,265	-	-	-	-	-	-	(868)	-	-	(4,265)	616,653
Fair value of assets from the indemnity for the concession	-	-	8,283	-	-	-	-	-	-	-	-	-	-	-	8,283
Distribution of piped gas	-	-	-	238,304	-	-	-	-	-	-	-	-	-	(238,304)	-
Sectoral assets and liabilities result	-	-	273,256	-	-	-	-	-	-	-	-	-	-	-	273,256
Other operating revenues	15,954	6,594	140,138	4	247	-	-	1	3	-	7	(27,806)	-	(14,410)	120,732
OPERATING COSTS AND EXPENSES	(496,114)	(187,398)	(3,870,778)	(202,225)	(23,651)	(22,213)	357	(129,313)	(126,847)	(4,499)	(1,590)	(1,008,263)	(70,976)	983,228	(5,160,282)
Energy purchased for resale	(58,963)	-	(1,528,666)	-	(26)	-	-	(6,421)	(34,156)	(61)	-	(994,997)	-	627,731	(1,995,559)
Charges of the main distribution and transmission grid	(91,681)	-	(731,154)	-	(6,225)	(9,051)	-	(16,270)	(40,620)	(337)	-	-	-	130,486	(764,852)
Personnel and management	(156,490)	(114,062)	(545,301)	(12,617)	(1,278)	(1,439)	(15)	(4,479)	(629)	(297)	(206)	(8,351)	(28,037)	14,059	(859,142)
Private pension and health plans	(11,318)	(8,154)	(41,429)	(1,555)	(44)	(166)	(2)	(620)	(87)	(24)	(29)	(443)	(2,130)	1,721	(64,280)
Materials and supplies	(3,755)	(1,289)	(17,244)	(609)	(31)	(10)	-	(570)	(242)	(4)	(12)	(27)	(324)	620	(23,497)
Materials and supplies for power eletricity	(7,175)	-	-	-	-	(432)	-	-	-	-	-	-	-	432	(7,175)
Natural gas and supplies for gas business	-	-	-	(165,473)	-	-	-	-	-	-	-	-	-	165,473	-
Third-party services	(28,990)	(13,071)	(163,375)	(3,942)	(3,912)	(5,737)	(132)	(24,602)	(8,946)	(688)	(1,628)	(747)	(31,678)	21,763	(265,685)
Depreciation and amortization	(94,804)	(4,246)	(132,378)	(10,732)	(8,379)	(5,250)	(373)	(64,275)	(31,897)	(2,860)	(12)	(433)	(768)	8,629	(347,778)
Provisions and reversals	(39,468)	(36,124)	(69,140)	734	-	(3)	-	(161)	-	-	(283)	(2,006)	633	4,647	(141,171)
Construction cost	-	(7,800)	(608,079)	(4,265)	-	-	-	-	-	-	868	-	-	4,265	(615,011)
Renegotiation of Hydrological Risk - GSF - HPP Mauá	26,405	-	-	-	-	-	-	-	-	-	-	-	-	-	26,405
Other operating costs and expenses	(29,875)	(2,652)	(34,012)	(3,766)	(3,756)	(125)	879	(11,915)	(10,270)	(228)	(288)	(1,259)	(8,672)	3,402	(102,537)
EQUITY IN EARNINGS OF SUBSIDIARIES	217,166	79,666	-	-	-	-	-	42,565	-	-	-	-	569,474	(841,029)	67,842
EARNINGS BEFORE INCOME TAXES	425,771	132,917	37,214	40,348	7,385	(22,213)	357	113,184	86,454	2,630	13,891	(20,407)	498,498	(864,480)	451,549
FINANCIAL RESULTS	(94,132)	(58,596)	(125,173)	(4,244)	(13,798)	(510)	(140)	(19,280)	6,546	841	1,475	9,849	(30,399)	4,751	(322,810)
Financial income	26,303	14,934	110,327	11,267	18,396	1,125	86	32,205	6,726	842	2,115	9,961	42,933	(13,042)	264,178
Financial expenses	(120,435)	(73,530)	(235,500)	(15,511)	(32,194)	(1,635)	(226)	(51,485)	(180)	(1)	(640)	(112)	(73,332)	17,793	(586,988)
OPERATIONAL EXPENSES / INCOME	331,639	74,321	(87,959)	36,104	(6,413)	(22,723)	217	93,904	93,000	3,471	15,366	(10,558)	468,099	(859,729)	128,739
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	97,453	52,049	92,569	(12,649)	1,528	-	-	(16,541)	(31,495)	(508)	(1,223)	3,596	108,335	15,047	308,161
NET INCOME continued operations	97,453	126,370	4,610	-	(4,885)	-	217	77,363	61,505	2,963	14,143	(6,962)	576,434	(512,311)	436,900
NET INCOME discontinued operations	-	-	-	23,455	-	(22,723)	-	-	-	-	-	-	-	3,531	4,263
NET INCOME	97,453	126,370	4,610	23,455	(4,885)	(22,723)	217	77,363	61,505	2,963	14,143	(6,962)	576,434	(508,780)	441,163
Attributed to shareholders of the parent company - continuous operations	97,453	126,370	4,610	-	(3,423)	-	217	77,363	61,505	2,963	14,143	(6,962)	576,434	(508,780)	441,894
Attributed to the controlling company's shareholders - discontinued operations	-	-	-	11,963	-	(18,452)	-	-	-	-	-	-	-	-	(6,489)
Attributed to non-controlling shareholders - continuous operations	-	-	-	-	(1,465)	-	-	-	-	-	-	-	-	-	(1,465)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	11,494	-	(4,271)	-	-	-	-	-	-	-	-	7,223
EBITDA continued operations	520,575	137,163	169,592	51,080	15,764	(16,963)	730	177,459	118,351	5,490	13,903	(19,974)	499,266	(873,109)	799,327

R$'000
Income Statement 3Q22	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	639,868	146,049	3,567,903	345,970	42,635	443	-	158,275	192,910	8,244	5,420	1,310,911	-	(1,310,186)	5,108,442
Electricity sales to final customers	3	-	1,171,736	-	-	-	-	-	-	-	-	578,946	-	(610)	1,750,075
Electricity sales to distributors	622,731	-	86,385	-	42,635	443	-	156,718	192,905	8,244	-	730,155	-	(843,650)	996,566
Use of the main distribution and transmission grid (TUSD/ TUST)	-	103,344	1,164,444	-	-	-	-	-	-	-	4,608	-	-	(100,430)	1,171,966
Construction revenue	-	32,769	530,166	2,723	-	-	-	-	-	-	806	-	-	(2,724)	563,740
Fair value of assets from the indemnity for the concession	-	-	(13,918)	(5,512)	-	-	-	-	-	-	-	-	-	5,512	(13,918)
Distribution of piped gas	-	-	-	348,721	-	-	-	-	-	-	-	-	-	(348,721)	-
Sectoral assets and liabilities result	-	-	530,548	-	-	-	-	-	-	-	-	-	-	-	530,548
Other operating revenues	17,134	9,936	98,542	38	-	-	-	1,557	5	-	6	1,810	-	(19,563)	109,465
OPERATING COSTS AND EXPENSES	(461,284)	(83,851)	(3,186,499)	(296,964)	(21,271)	(54,061)	(1,477)	(97,728)	(111,808)	(5,034)	(2,933)	(1,276,146)	(25,065)	1,298,840	(4,325,281)
Energy purchased for resale	(152,691)	-	(1,566,281)	-	(21)	-	-	(3,216)	(15,856)	(701)	-	(1,270,610)	-	843,160	(2,166,216)
Charges of the main distribution and transmission grid	(90,953)	-	(546,033)	-	(4,526)	(8,709)	-	(13,190)	(39,220)	(322)	-	-	-	107,767	(595,186)
Personnel and management	(43,185)	(30,316)	(144,742)	(12,517)	(1,196)	(1,437)	294	(3,384)	(656)	(307)	(215)	(3,012)	(9,624)	13,959	(236,338)
Private pension and health plans	(11,164)	(7,751)	(41,920)	(1,466)	(58)	(152)	(821)	(406)	(81)	(22)	(26)	(430)	(1,456)	1,616	(64,137)
Materials	(2,639)	(1,542)	(15,472)	(33)	32	(164)	(2)	(156)	(216)	-	(28)	(13)	(102)	193	(20,142)
Raw material and supplies - energy production	-	-	-	-	-	(22,959)	-	-	-	-	-	-	-	22,959	-
Natural gas and supplies for gas business	-	-	-	(263,510)	-	-	-	-	-	-	-	-	-	263,510	-
Third-party services	(25,293)	(11,018)	(123,901)	(3,718)	(6,171)	(11,060)	(553)	(21,264)	(11,437)	(640)	(1,567)	(501)	(10,540)	31,553	(196,110)
Depreciation and amortization	(93,416)	(3,964)	(115,108)	(10,591)	(6,571)	(5,930)	(549)	(48,238)	(31,901)	(2,799)	(8)	(91)	(642)	13,822	(305,986)
Provisions and reversals	(8,949)	1,034	(46,559)	81	-	-	186	(44)	(1)	-	12	(178)	7,460	(8,630)	(55,588)
Construction cost	-	(26,407)	(530,166)	(2,723)	-	-	-	-	-	-	(806)	-	-	2,724	(557,378)
Other operating costs and expenses	(32,994)	(3,887)	(56,317)	(2,487)	(2,760)	(3,650)	(32)	(7,830)	(12,440)	(243)	(295)	(1,311)	(10,161)	6,207	(128,200)
EQUITY IN EARNINGS OF SUBSIDIARIES	70,286	1,058	-	-	-	-	-	3,174	-	-	-	-	424,182	(489,791)	8,909
EARNINGS BEFORE INCOME TAXES	248,870	63,256	381,404	49,006	21,364	(53,618)	(1,477)	63,721	81,102	3,210	2,487	34,765	399,117	(501,137)	792,070
FINANCIAL RESULTS	(78,080)	(46,442)	(88,344)	9,440	(2,846)	2,998	50	(34,077)	3,786	464	902	9,253	(6,546)	12,957	(216,485)
Financial income	21,705	9,227	145,337	15,895	5,388	5,010	366	30,199	3,913	464	1,672	9,206	11,802	(31,887)	228,297
Financial expenses	(99,785)	(55,669)	(233,681)	(6,455)	(8,234)	(2,012)	(316)	(64,276)	(127)	-	(770)	47	(18,348)	44,844	(444,782)
OPERATIONAL EXPENSES / INCOME	170,790	16,814	293,060	58,446	18,518	(50,620)	(1,427)	29,644	84,888	3,674	3,389	44,018	392,571	(488,180)	575,585
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(41,065)	4,480	(67,367)	(14,907)	(6,308)	-	-	(14,753)	(29,097)	(416)	(748)	(12,595)	(29,660)	17,432	(195,004)
NET INCOME continued operations	129,725	21,294	225,693	-	12,210	-	(1,427)	14,891	55,791	3,258	2,641	31,423	362,911	(477,829)	380,581
NET INCOME discontinued operations	-	-	-	43,539	-	(50,620)	-	-	-	-	-	-	-	4,891	(2,190)
NET INCOME	129,725	21,294	225,693	43,539	12,210	(50,620)	(1,427)	14,891	55,791	3,258	2,641	31,423	362,911	(472,938)	378,391
Attributed to shareholders of the parent company - continuous operations	129,725	21,294	225,693	-	8,548	-	(1,427)	14,891	55,791	3,258	2,641	31,423	362,911	(472,938)	381,810
Attributed to the controlling company's shareholders - discontinued operations	-	-	-	22,205	-	(41,103)	-	-	-	-	-	-	-	-	(18,898)
Attributed to non-controlling shareholders - continuous operations	-	-	-	-	3,663	-	-	-	-	-	-	-	-	-	3,663
Attributed to non-controlling shareholders - discontinued operations	-	-	-	21,333	-	(9,517)	-	-	-	-	-	-	-	-	11,816
EBITDA continued operations	342,286	67,220	496,512	59,597	27,935	(47,688)	(928)	111,959	113,003	6,009	2,495	34,856	399,759	(514,959)	1,098,056

Exhibit II-RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED

R$'000
Income Statement 9M23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,893,231	803,171	11,069,533	765,757	106,292	-	-	609,976	582,984	22,950	48,148	3,019,731	-	(3,010,003)	15,911,770
Electricity sales to final customers	-	-	4,049,555	-	-	-	-	-	-	-	-	1,705,263	-	(1,141)	5,753,677
Electricity sales to distributors	1,847,567	-	140,456	-	105,591	-	-	609,399	582,974	22,950	-	1,306,933	-	(1,877,160)	2,738,710
Use of the main distribution and transmission grid (TUSD/ TUST)	-	703,138	3,918,209	-	-	-	-	-	-	-	48,466	-	-	(321,823)	4,347,990
Construction revenue	-	80,506	1,665,959	10,188	-	-	-	-	-	-	(338)	-	-	(10,188)	1,746,127
Fair value of assets from the indemnity for the concession	-	-	41,898	-	-	-	-	-	-	-	-	-	-	-	41,898
Distribution of piped gas	-	-	-	755,565	-	-	-	-	-	-	-	-	-	(755,565)	-
Sectoral assets and liabilities result	-	-	879,709	-	-	-	-	-	-	-	-	-	-	-	879,709
Other operating revenues	45,664	19,527	373,747	4	701	-	-	577	10	-	20	7,535	-	(44,126)	403,659
OPERATING COSTS AND EXPENSES	(1,157,937)	(406,333)	(10,430,291)	(629,702)	(69,017)	(216,900)	(827)	(391,666)	(336,101)	(14,407)	(6,822)	(2,931,809)	(110,806)	3,055,146	(13,647,472)
Energy purchased for resale	(96,974)	-	(4,489,552)	-	(1,048)	-	-	(19,628)	(61,983)	(673)	-	(2,901,011)	-	1,876,743	(5,694,126)
Charges of the main distribution and transmission grid	(281,841)	-	(1,971,815)	-	(17,913)	(26,400)	-	(47,420)	(119,016)	(988)	-	-	-	346,905	(2,118,488)
Personnel and management	(280,122)	(204,630)	(983,750)	(32,780)	(3,815)	(4,611)	(15)	(13,224)	(2,263)	(1,001)	(758)	(17,463)	(54,649)	37,391	(1,561,690)
Private pension and health plans	(34,577)	(24,535)	(125,133)	(4,506)	(140)	(519)	(2)	(1,562)	(264)	(71)	(90)	(1,424)	(6,411)	5,025	(194,209)
Materials and supplies	(8,414)	(4,043)	(48,957)	(1,071)	(190)	(32)	-	(1,111)	(1,072)	(39)	(116)	(60)	(748)	1,102	(64,751)
Materials and supplies for power eletricity	(17,654)	-	-	-	-	(1,031)	-	-	-	-	-	-	-	1,031	(17,654)
Natural gas and supplies for gas business	-	-	-	(533,679)	-	-	-	-	-	-	-	-	-	533,679	-
Third-party services	(76,962)	(36,387)	(467,631)	(10,097)	(12,442)	(16,086)	(382)	(86,991)	(27,334)	(2,336)	(4,911)	(2,887)	(47,449)	63,543	(728,352)
Depreciation and amortization	(284,112)	(11,985)	(385,557)	(30,367)	(25,396)	(16,432)	(1,457)	(190,345)	(95,695)	(8,483)	(30)	(1,563)	(2,250)	26,440	(1,027,232)
Provisions and reversals	(17,508)	(45,483)	(146,437)	602	-	(150,472)	-	2,183	(2)	-	(343)	(3,255)	11,651	144,292	(204,772)
Construction cost	-	(68,873)	(1,665,959)	(10,188)	-	-	-	-	-	-	338	-	-	10,188	(1,734,494)
Renegotiation of Hydrological Risk - GSF - HPP Mauá	26,405	-	-	-	-	-	-	-	-	-	-	-	-	-	26,405
Other operating costs and expenses	(86,178)	(10,397)	(145,500)	(7,616)	(8,073)	(1,317)	1,029	(33,568)	(28,472)	(816)	(912)	(4,146)	(10,950)	8,807	(328,109)
EQUITY IN EARNINGS OF SUBSIDIARIES	259,457	274,716	-	-	-	-	-	70,988	-	-	-	-	1,519,621	(1,880,107)	244,675
EARNINGS BEFORE INCOME TAXES	994,751	671,554	639,242	136,055	37,275	(216,900)	(827)	289,298	246,883	8,543	41,326	87,922	1,408,815	(1,834,964)	2,508,973
FINANCIAL RESULTS	(286,619)	(231,133)	(330,968)	(9,171)	(10,221)	4,298	(633)	(91,186)	17,769	2,427	5,013	27,734	(1,471)	4,872	(899,289)
Financial income	80,906	44,733	364,640	24,872	85,862	9,201	359	102,134	18,255	2,428	7,053	27,998	76,069	(48,060)	796,450
Financial expenses	(367,525)	(275,866)	(695,608)	(34,043)	(96,083)	(4,903)	(992)	(193,320)	(486)	(1)	(2,040)	(264)	(77,540)	52,932	(1,695,739)
OPERATIONAL EXPENSES / INCOME	708,132	440,421	308,274	126,884	27,054	(212,602)	(1,460)	198,112	264,652	10,970	46,339	115,656	1,407,344	(1,830,092)	1,609,684
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(15,233)	(5,626)	(2,444)	(43,239)	(6,673)	(13,614)	-	(50,690)	(89,463)	(2,390)	(3,959)	(34,780)	113,472	61,580	(93,059)
NET INCOME continued operations	692,899	434,795	305,830	-	20,381	-	(1,460)	147,422	175,189	8,580	42,380	80,876	1,520,816	(1,911,083)	1,516,625
NET INCOME discontinued operations	-	-	-	83,645	-	(226,216)	-	-	-	-	-	-	-	10,305	(132,266)
NET INCOME	692,899	434,795	305,830	83,645	20,381	(226,216)	(1,460)	147,422	175,189	8,580	42,380	80,876	1,520,816	(1,900,778)	1,384,359
Attributed to shareholders of the parent company - continuous operations	692,899	434,795	305,830	-	14,267	-	(1,460)	147,422	175,189	8,580	42,380	80,876	1,520,816	(1,900,778)	1,520,816
Attributed to the controlling company's shareholders - discontinued operations	-	-	-	42,659	-	(183,688)	-	-	-	-	-	-	-	-	(141,029)
Attributed to non-controlling shareholders - continuous operations	-	-	-	-	6,114	-	-	-	-	-	-	-	-	-	6,114
Attributed to non-controlling shareholders - discontinued operations	-	-	-	40,986	-	(42,528)	-	-	-	-	-	-	-	-	(1,542)
EBITDA continued operations	1,278,863	683,539	1,024,799	166,422	62,671	(200,468)	630	479,643	342,578	17,026	41,356	89,485	1,411,065	(1,861,404)	3,536,205

R$'000
Income Statement 9M22	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,871,448	794,907	10,315,857	935,162	150,033	98,475	8,014	435,576	557,175	22,527	87,341	3,659,025	-	(3,664,979)	15,270,561
Electricity sales to final customers	103	-	4,027,924	-	-	-	-	-	-	-	-	1,720,801	-	(1,891)	5,746,937
Electricity sales to distributors	1,816,398	-	203,456	-	150,033	98,475	-	431,955	557,158	22,527	-	1,932,347	-	(2,379,437)	2,832,912
Use of the main distribution and transmission grid (TUSD/ TUST)	-	674,091	3,065,949	-	-	-	-	-	-	-	86,189	-	-	(293,824)	3,532,405
Construction revenue	-	97,206	1,493,455	9,039	-	-	-	-	-	-	1,133	-	-	(9,039)	1,591,794
Fair value of assets from the indemnity for the concession	-	-	45,045	12,831	-	-	-	-	-	-	-	-	-	(12,831)	45,045
Distribution of piped gas	-	-	-	913,190	-	-	-	-	-	-	-	-	-	(913,190)	-
Sectoral assets and liabilities result	-	-	1,209,056	-	-	-	-	-	-	-	-	-	-	-	1,209,056
Other operating revenues	54,947	23,610	270,972	102	-	-	8,014	3,621	17	-	19	5,877	-	(54,767)	312,412
OPERATING COSTS AND EXPENSES	(1,160,059)	(245,562)	(10,153,660)	(798,976)	(63,616)	(196,305)	(10,055)	(287,754)	(298,997)	(14,534)	(6,944)	(3,597,348)	(89,402)	3,623,562	(13,299,650)
Energy purchased for resale	(248,206)	-	(4,433,361)	-	(124)	-	-	(13,881)	(28,941)	(1,442)	-	(3,579,136)	-	2,280,968	(6,024,123)
Charges of the main distribution and transmission grid	(253,494)	-	(1,734,129)	-	(17,681)	(24,423)	-	(35,243)	(109,398)	(966)	-	-	-	316,606	(1,858,728)
Personnel and management	(133,083)	(92,467)	(445,379)	(32,245)	(3,593)	(5,074)	(3,387)	(9,637)	(1,961)	(904)	(634)	(9,240)	(27,894)	37,320	(728,178)
Private pension and health plans	(34,663)	(23,290)	(127,278)	(4,170)	(173)	(456)	(2,924)	(1,034)	(214)	(54)	(69)	(1,329)	(4,683)	4,625	(195,712)
Materials	(7,908)	(4,048)	(50,059)	(1,084)	(577)	(256)	(50)	(392)	(543)	-	(31)	(37)	(539)	1,341	(64,183)
Raw material and supplies - energy production	-	-	-	-	-	(112,718)	-	-	-	-	-	-	-	112,718	-
Natural gas and supplies for gas business	-	-	-	(701,924)	-	-	-	-	-	-	-	-	-	701,924	-
Third-party services	(66,554)	(27,613)	(362,280)	(10,408)	(11,947)	(25,776)	(2,055)	(58,515)	(27,735)	(1,921)	(4,479)	(2,186)	(29,454)	85,997	(544,926)
Depreciation and amortization	(280,255)	(10,302)	(334,669)	(31,717)	(22,730)	(17,780)	(1,540)	(144,733)	(102,535)	(8,364)	(23)	(255)	(1,872)	41,893	(914,882)
Provisions and reversals	(23,578)	-	(211,707)	(2,020)	-	(2,761)	(4)	(258)	(6)	-	(28)	(1,504)	(4,845)	20,147	(226,564)
Construction cost	-	(78,719)	(1,493,455)	(9,039)	-	-	-	-	-	-	(1,133)	-	-	9,039	(1,573,307)
Other operating costs and expenses	(112,318)	(9,123)	(150,780)	(6,369)	(6,791)	(7,061)	(95)	(24,061)	(27,664)	(883)	(547)	(3,661)	(20,115)	10,984	(358,484)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	(810,563)	-	-	-	-	-	-	-	-	-	-	-	(810,563)
EQUITY IN EARNINGS OF SUBSIDIARIES	174,676	392,707	-	-	-	-	-	20,594	-	-	-	-	681,243	(939,105)	330,115
EARNINGS BEFORE INCOME TAXES	886,065	942,052	162,197	136,186	86,417	(97,830)	(2,041)	168,416	258,178	7,993	80,397	61,677	591,841	(980,522)	2,301,026
FINANCIAL RESULTS	(254,333)	(162,156)	(1,107,205)	19,820	(106,735)	10,246	528	(105,416)	17,568	831	2,525	23,256	(60,399)	(4,668)	(1,726,138)
Financial income	81,548	39,880	455,471	39,543	13,187	16,840	1,483	77,684	17,961	831	4,818	23,492	48,925	(98,058)	723,605
Financial expenses	(335,881)	(202,036)	(551,306)	(19,723)	(119,922)	(6,594)	(955)	(183,100)	(393)	-	(2,293)	(236)	(109,324)	93,390	(1,438,373)
Update of provision for allocation of PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	-	-	-	-	-	-	(1,011,370)
OPERATIONAL EXPENSES / INCOME	631,732	779,896	(945,008)	156,006	(20,318)	(87,584)	(1,513)	63,000	275,746	8,824	82,922	84,933	531,442	(985,190)	574,888
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(159,683)	(119,088)	390,967	(42,249)	6,931	(940)	-	(38,665)	(93,977)	(985)	(4,389)	(26,430)	(40,712)	43,553	(85,667)
NET INCOME continued operations	472,049	660,808	(554,041)	-	(13,387)	-	(1,513)	24,335	181,769	7,839	78,533	58,503	490,730	(916,404)	489,221
NET INCOME discontinued operations	-	-	-	113,757	-	(88,524)	-	-	-	-	-	-	-	11,357	36,590
NET INCOME	472,049	660,808	(554,041)	113,757	(13,387)	(88,524)	(1,513)	24,335	181,769	7,839	78,533	58,503	490,730	(905,047)	525,811
Attributed to shareholders of the parent company - continuous operations	472,049	660,808	(554,041)	-	(9,371)	-	(1,513)	24,335	181,769	7,839	78,533	58,503	490,730	(905,046)	504,595
Attributed to the controlling company's shareholders - discontinued operations	-	-	-	58,016	-	(71,881)	-	-	-	-	-	-	-	-	(13,865)
Attributed to non-controlling shareholders - continuous operations	-	-	-	-	(4,016)	-	-	-	-	-	-	-	-	-	(4,016)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	55,740	-	(16,643)	-	-	-	-	-	-	-	-	39,097
EBITDA continued operations	1,166,320	952,354	496,866	167,903	109,147	(80,050)	(501)	313,149	360,713	16,357	80,420	61,932	593,713	(1,022,415)	3,215,908

Exhibit II-RESULT BY SUBSIDIARY > ASSETS BY COMPANY

														R$'000
Assets - September -2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,125,737	5,389,773	378,798	215,810	47,088	5,916	945,651	346,673	35,121	96,096	1,024,926	4,663,225	(1,961,075)	13,313,738
Cash and cash equivalents	876,014	921,693	230,338	174,615	8,783	405	732,293	274,763	32,065	69,750	272,363	2,203,831	(239,120)	5,557,791
Bonds and securities		-	-	-	-	-	-	-	-	-	-	96	-	96
Collaterals and escrow accounts	-	-	258	-	-	-	-	-	-	-	-	-	(258)	-
Customers	449,984	2,829,098	103,406	21,631	-	-	105,246	68,060	2,448	7,902	378,988	-	(347,198)	3,619,568
Dividends receivable	100,860	-	-	-	-	-	38,318	-	-	-	0	2,089,981	(2,188,434)	40,725
Sectorial financial assets		38,924	-	-		-	-	-	-	-	-	-	-	38,924
Account receivable related to concession	9,232	-	-	-	-	-	-	-	-	-	-	-	-	9,232
Contract Assets	280,258	-	-	-	-	-	-	-	-	15,842	-	-	-	296,100
Other current receivables	134,563	454,127	36,073	8,319	55	3,075	13,812	12	-	678	364,910	2,301	(46,243)	971,681
Inventories	34,650	145,797	5,501	249	-	249	4,375	372	-	205	-	-	(5,501)	185,897
Income tax and social contribution	169,304	4,102	2,456	8,615	13,906	1,876	19,094	1,377	413	1,325	7,915	51,186	(16,362)	265,210
Other current recoverable taxes	18,755	950,190	8	-	23,836	311	9,601	1,228	19	-	334	(0)	(23,844)	980,436
Prepaid expenses	9,899	37,753	759	2,381	508	-	11,689	861	176	395	416	1,243	(1,267)	64,809
Related parties	13,737	8,089	-	-	-	-	11,223	-	-	-	-	14,519	(32,224)	15,344
Assets held for sale	28,480	-	-	-	-	-	-	-	-	-	-	300,068	939,377	1,267,925
NON-CURRENT	20,918,024	16,466,995	782,924	602,914	59,115	40,963	8,254,733	478,986	201,683	490,398	984,508	20,346,368	(27,239,956)	42,387,651
Long Term Assets	5,874,137	8,362,882	65,551	83,584	22,709	1,788	677,586	26,630	226	490,074	974,029	660,830	(381,505)	16,858,518
Bonds and securities	133,733	981	-	-	-	-	397,596	15,998	-	4,328	1,835	-	-	554,472
Other temporary investments	-	-	-	-	-	1,204	-	-	-	-	-	30,258	-	31,462
Customers	-	114,748	-	-	-	-	-	-	-	-	-	-	-	114,748
Judicial deposits	97,362	379,646	65	-	52	583	73	-	218	-	15,278	142,418	(117)	635,578
Sectoral financial assets	-	116,773	-	-		-	-	-	-	-	-	-	-	116,773
Account receivable related to concession	850,733	1,786,668	-	-	-	-	-	-	-	-	-	-	-	2,637,401
Contract Assets	4,639,858	2,305,994	36,326	-	-	-	-	-	-	484,813	-	-	(43,967)	7,423,024
Other non-current receivables	73,334	39,532	29,160	2,508	-	-	-	10,005	-	933	956,784	19	(29,160)	1,083,115
Income tax and social contribution	504	89,827	-	1,301	-	-	-	-	-	-	71	-	-	91,703
Deferred income tax and social contribution	-	1,275,753	-	73,924	22,657	-	-	-	-	-	-	447,349	(22,657)	1,797,026
Other non-current recoverable taxes	78,613	2,252,960	-	-	-	-	162	627	8	-	61	40,786	-	2,373,216
Related parties	-	-	-	5,851	-	-	279,755	-	-	-	-	-	(285,604)	-
Investments	8,720,267	443	-	-	-	-	2,794,427	-	-	-	-	19,665,640	(27,614,311)	3,566,466
Property, plant and equipment, net	5,182,029	-	-	331,157	36,372	34,504	4,751,036	308,046	196,036	251	534	7,523	(36,372)	10,811,117
Intangible assets	1,075,478	7,973,290	705,924	187,357	34	938	2,669	144,310	5,421	72	5,902	5,765	803,681	10,910,839
Right to use an asset	66,113	130,380	11,449	815	-	3,734	29,015	-	-	-	4,043	6,610	(11,448)	240,711
TOTAL	23,043,761	21,856,768	1,161,722	818,724	106,203	46,879	9,200,383	825,659	236,804	586,494	2,009,434	25,009,593	(29,201,032)	55,701,389

														R$'000
Assets - December-2022	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,647,236	4,937,240	282,714	224,833	97,587	6,075	937,476	376,804	26,828	94,931	990,867	1,180,872	(1,476,214)	9,327,249
Cash and cash equivalents	380,955	430,121	61,059	185,916	64,991	3,748	755,355	284,624	22,934	71,141	217,736	199,877	-	2,678,457
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	93	-	93
Collaterals and escrow accounts	-	90	67	-	-	-	-	-	-	-	-	-	-	157
Customers	389,967	2,429,434	128,589	23,272	-	-	97,594	88,764	2,997	7,184	475,170	-	(300,921)	3,342,050
Dividends receivable	352,718	-	-	-	-	-	45,676	-	-	-	-	824,143	(1,084,207)	138,330
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Sectorial financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	8,603	-	-	-	-	-	-	-	-	-	-	-	-	8,603
Contract Assets	205,647	-	-	-	-	-	-	-	-	15,013	-	-	-	220,660
Other current receivables	137,224	408,462	49,518	12,237	5	2	5,616	2	-	66	292,962	977	(9,691)	897,380
Inventories	30,024	158,487	5,694	195	-	249	-	-	-	201	-	-	-	194,850
Income tax and social contribution	102,625	95,397	8,705	3,097	12,885	1,693	16,522	1,620	250	1,129	3,619	107,523	-	355,065
Other current recoverable taxes	11,312	1,178,192	28,505	-	19,705	241	120	1,225	16	-	378	-	-	1,239,694
Prepaid expenses	13,000	37,593	577	116	-	142	5,394	569	631	197	1,002	855	-	60,076
Related parties	15,162	8,765	-	-	-	-	11,199	-	-	-	-	47,404	(81,395)	1,135
NON-CURRENT	20,110,117	15,601,575	800,999	623,364	236,832	16,870	6,623,943	561,976	210,555	496,329	818,104	20,894,673	(26,618,884)	40,376,451
Long Term Assets	5,924,570	8,200,557	59,505	80,811	43,358	536	476,931	15,875	15	496,232	809,498	538,071	(203,812)	16,442,145
Bonds and securities	123,022	905	-	-	-	-	286,623	14,750	-	3,974	1,689	-	-	430,963
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	25,619	-	25,619
Collaterals and escrow accounts	-	-	-	-	-	-		-	-		-
Customers	-	109,472	-	-	-	-	347	-	-	-	-	-	-	109,819
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Judicial deposits	87,125	384,425	69	58	7,087	536	49	-	-	-	14,362	138,747	-	632,458
Sectoral financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	826,871	1,442,819	-	-	-	-	-	-	-	-	-	-	-	2,269,690
Contract Assets	4,607,214	2,332,171	30,032	-	-	-	-	-	-	490,785	-	-	(8,183)	7,452,019
Other non-current receivables	89,225	15,020	29,394	2,508	-	-	-	475	-	1,473	793,339	18	-	931,452
Income tax and social contribution	106,729	19,723	-	1,301	-	-	-	-	-	-	71	-	-	127,824
Deferred income tax and social contribution	-	1,203,057	-	71,094	36,271	-	-	-	-	-	-	333,877	-	1,644,299
Other non-current recoverable taxes	84,383	2,502,266	-	-	-	-	133	649	15	-	37	39,810	-	2,627,293
Prepaid expenses	-	-	10	-	-	-	-	-	-	-	-	-	-	10
Related parties	-	-	-	5,851	-	-	189,779	-	-	-	-	-	(195,630)	-
Investments	7,720,268	534	-	-	-	-	2,402,494	-	-	-	-	20,339,344	(27,136,909)	3,325,731
Property, plant and equipment, net	5,278,437	-	-	345,813	193,421	1,977	3,720,908	315,167	205,250	5	541	7,948	-	10,069,468
Intangible assets	1,126,526	7,257,827	726,107	195,778	53	1,263	1,104	230,934	5,288	92	6,193	4,724	721,837	10,277,727
Right to use an asset	60,316	142,657	15,387	962	-	13,094	22,506	-	-	-	1,872	4,586	-	261,380
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

Exhibit II-RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

														R$'000
Liabilities - September -23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,040,410	5,137,481	324,268	114,735	49,278	138	570,985	142,522	1,169	10,389	862,810	895,626	(2,154,405)	8,995,410
Social charges and accruals	288,959	595,866	11,199	569	763	-	36	-	14	-	8,535	26,409	(11,963)	920,387
Associated companies and parent company	5,317	10,831	-	-	-	17	29,275	715	196	235	332	1,606	(48,526)	-
Suppliers	312,529	1,609,006	68,193	5,749	6,036	102	81,818	30,220	592	883	368,947	16,560	(323,347)	2,177,287
Income Tax and Social Contribution payable	-	-	16,594	5,871	-	-	11,925	95,071	246	677	548	-	(16,594)	114,337
Other taxes	2,209	234,700	12,508	926	536	2	14,680	4,481	112	270	18,504	475	(13,043)	276,366
Loans and financing	143,227	2,577	-	-	-	-	119,762	-	-	6,213	-	-	-	271,780
Debentures	599,801	734,844	82,688	-	-	-	55,414	-	-	-	-	-	(82,688)	1,390,058
Dividends payable	1,501,852	369,784	126,864	-	41,944	-	74,639	-	-	-	143,400	845,700	(2,258,483)	845,700
Post employment benefits	21,895	59,722	-	-	-	-	-	-	-	-	124	3,816	-	85,557
Customer charges due	16,758	44,789	-	-	-	-	-	1,515	-	297	-	-	-	63,359
Research and development and energy efficiency	68,816	275,871	-	1,581	-	-	-	937	-	1,560	-	-	-	348,765
Payables related to concession	2,083	-	-	98,000	-	-	-	-	-	-	-	-	-	100,083
Sectorial financial liabilities	-	723,786	-	-	-	-	-	-	-	-	-	-	-	723,786
Other accounts payable	11,007	40,687	2,805	232	-	17	198	-	-	-	156	460	(2,805)	52,757
Other bills to pay	65,956	155,722	3,415	1,807	-	0	183,240	9,582	9	254	322,264	601	(3,410)	739,440
PIS and Cofins to be refunded to consumers	-	279,295	-	-	-	-	-	-	-	-	-	-	-	279,295
Liabilities associated with assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	606,454	606,454
NON-CURRENT	7,693,509	9,912,786	323,545	722,413	10,159	4,317	3,090,004	51,952	2,767	46,933	785,607	860,910	(307,061)	23,197,845
Associated companies and parent company	-	-	-	-	-	-	266,199	-	-	-	-	5,851	(272,050)	-
Suppliers	134,730	-	-	-	-	-	-	-	-	-	-	-	-	134,730
Deferred income tax and social contribution	1,185,517	-	27,278	1,589	-	-	19,832	44,844	703	18,027	106,148	-	264,599	1,668,534
Tax liabilities	59,478	553,639	-	-	-	580	-	-	-	-	502	3,935	-	618,134
Loans and financing	2,134,344	749,346	-	-	-	-	2,193,574	-	-	21,565	-	-	-	5,098,831
Debentures	3,150,664	4,733,952	220,755	-	-	-	495,056	-	-	-	-	-	(220,755)	8,379,671
Post-employment benefits	310,383	669,549	10,309	-	992	-	-	-	-	-	3,499	22,635	(11,301)	1,006,066
Research and development and energy efficiency	-	200,482	-	-	8,453	-	-	7,108	-	689	-	-	(8,453)	208,279
Payables related to the concession	63,101	-	-	720,217	-	-	-	-	-	-	-	-	-	783,318
Sectorial financial liabilities		27,119	-	-		-	-			-	-	-	-	27,119
Lease liability	59,526	98,522	9,530	607	-	3,737	29,830	-	-	-	4,050	6,494	(9,530)	202,767
Other payables	49,531	3,670	39,249	-	-	-	78,153	-	-	17	670,685	12,930	(52,150)	802,087
PIS/Cofins to be refunded to consumers		404,329	-	-	-	-	-	-	-	-	-	-	-	404,329
Provision for allocation of PIS and COFINS		1,910,295	-	-	-	-	-	-	-	-	-	-	-	1,910,295
Provisions for litigation	546,234	561,883	16,425	-	714	-	7,360	-	2,064	6,636	723	809,066	2,579	1,953,685
EQUITY	12,309,844	6,806,502	513,911	(18,425)	46,765	42,424	5,539,378	631,186	232,870	529,170	361,017	23,253,055	(26,739,563)	23,508,134
Attributable to controlling shareholders	12,309,844	6,806,502	513,911	(18,425)	46,765	42,424	5,539,378	631,186	232,870	529,170	361,017	23,253,055	(26,994,642)	23,253,055
Capital	6,242,757	5,372,206	220,966	35,503	425,662	16,685	5,156,936	409,509	223,913	275,161	237,210	12,816,678	(18,616,510)	12,816,678
Advance for Future Capital Increase	-	-	-	-	-	35,250	18,681	-	-	-	-	-	(53,931)	-
Legal Reserves	561,403	15,777	(363)	3,085	137	(1)	-	-	-	-	(1,113)	565,957	(578,925)	565,957
Profit retention reserve	877,479	306,744	44,193	-	-	-	47,654	46,488	376	24,970	22,794	1,512,687	(1,370,700)	1,512,687
Additional proposed dividends	4,157,246	928,545	165,470	-	-	-	437,119	-	-	186,658	21,250	7,867,135	(5,896,289)	7,867,135
Accumulated profit	470,958	183,230	83,645	(57,013)	(379,034)	(9,510)	(121,013)	175,189	8,580	42,381	80,876	490,598	(478,287)	490,598
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	255,079	255,079
TOTAL	23,043,763	21,856,769	1,161,724	818,723	106,202	46,879	9,200,367	825,660	236,806	586,493	2,009,435	25,009,591	(29,201,029)	55,701,389

														R$'000
Liabilities - December-22	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,077,931	3,970,515	419,277	111,142	45,115	881	490,273	297,517	4,622	34,551	790,165	390,708	(1,476,100)	7,156,597
Social charges and accruals	77,637	154,982	9,892	352	646	-	51	-	37	-	2,587	6,605	-	252,789
Associated companies and parent company	5,897	8,962	-	-	-	-	62,831	913	241	299	378	1,838	(81,359)	-
Suppliers	312,042	1,447,967	97,759	3,320	5,955	76	41,489	23,378	1,357	883	460,957	5,373	(310,534)	2,090,022
Income Tax and Social Contribution payable	-	-	12,534	-	-	-	7,371	130,875	254	546	4,611	-	-	156,191
Other taxes	35,711	182,308	24,641	1,345	358	30	6,604	5,516	248	247	17,908	28,690	-	303,606
Loans and financing	173,609	6,203	-	-	-	-	91,293	-	-	7,733	-	-	-	278,838
Debentures	923,657	373,634	-	-	-	-	49,056	-	-	-	-	-	-	1,346,347
Dividends payable	372,899	265,574	267,149	-	38,156	-	86,592	125,978	1,788	24,519	39,626	344,251	(1,084,207)	482,325
Post employment benefits	18,795	51,978	-	-	-	-	-	-	-	-	84	2,957	-	73,814
Customer charges due	14,914	29,032	-	-	-	-	-	2,343	-	199	-	-	-	46,488
Research and development and energy efficiency	83,566	284,305	-	1,467	-	-	-	826	-	80	-	-	-	370,244
Payables related to concession	1,918	-	-	103,085	-	-	-	-	-	-	-	-	-	105,003
Sectorial financial liabilities	-	433,914	-	-	-	-	-	-	-	-	-	-	-	433,914
Other accounts payable	10,777	48,882	3,580	169	-	774	145	-	-	-	107	436	-	64,870
Other bills to pay	46,509	132,247	3,722	1,404	-	1	144,841	7,688	697	45	263,907	558	-	601,619
PIS and Cofins to be refunded to consumers	-	550,527	-	-	-	-	-	-	-	-	-	-	-	550,527
NON-CURRENT	6,889,354	9,958,028	107,306	771,897	16,322	13,431	2,174,205	78,093	3,108	52,623	600,024	867,473	(115,986)	21,415,878
Associated companies and parent company	-	-	-	-	-	-	189,888	-	-	-	-	5,851	(195,739)	-
Suppliers	125,448	-	-	-	-	-	-	-	-	-	-	-	-	125,448
Deferred income tax and social contribution	1,188,192	-	36,200	-	-	-	10,632	73,025	416	17,838	99,217	-	92,162	1,517,682
Tax liabilities	55,695	566,826	-	-	6,331	536	-	-	-	-	427	3,676	-	633,491
Loans and financing	2,215,315	751,805	-	-	-	-	1,378,697	-	-	25,708	-	-	-	4,371,525
Debentures	2,304,860	3,642,973	-	-	-	-	509,675	-	-	-	-	-	-	6,457,508
Post-employment benefits	300,979	657,867	9,294	-	901	-	-	-	-	-	3,292	23,890	-	996,223
Research and development and energy efficiency	5,983	223,805	-	-	7,698	-	-	5,068	-	1,960	-	-	-	244,514
Payables related to the concession	61,437	-	-	771,102	-	-	-	-	-	-	-	-	-	832,539
Sectorial financial liabilities	-	49,341	-	-	-	-	-	-	-	-	-	-	-	49,341
Lease liability	52,848	100,659	12,421	795	-	12,895	23,030	-	-	-	1,865	4,373	-	208,886
Other payables	46,169	16,006	33,223	-	-	-	54,340	-	-	-	494,641	25,241	(24,386)	645,234
PIS/Cofins to be refunded to consumers	-	1,444,631	-	-	-	-	-	-	-	-	-	-	-	1,444,631
Provision for allocation of PIS and Cofins credits	-	1,851,257	-	-	-	-	-	-	-	-	-	-	-	1,851,257
Provisions for litigation	532,428	652,858	16,168	-	1,392	-	7,943	-	2,692	7,117	582	804,442	11,977	2,037,599
EQUITY	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,503,013)	21,131,225
Attributable to controlling shareholders	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,816,874)	20,817,364
Capital	6,242,757	5,359,206	220,966	35,503	425,662	15,085	4,685,823	409,509	223,913	239,000	237,210	10,800,000	(18,094,634)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	1,600	1,460	-	-	-	-	-	(3,060)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	586,054	15,777	(363)	7,050	137	(1)	-	-	-	-	(1,113)	593,382	(607,541)	593,382
Legal Reserves	877,479	306,744	44,193	-	-	-	34,835	46,488	376	24,970	22,794	1,512,687	(1,357,879)	1,512,687
Profit retention reserve	4,241,625	928,545	292,334	-	-	-	382,719	-	-	222,819	123,934	7,911,295	(6,191,976)	7,911,295
Additional proposed dividends	842,153	-	-	-	-	-	68,365	107,172	5,363	17,297	35,957	-	(1,076,307)	-
Accumulated profit	-	-	-	(77,394)	(152,818)	(8,050)	(276,261)	-	-	-	-	-	514,523	-
Attributable to noncontrolling interests	-	-		-	-	-	-	-	-	-	-	-	313,861	313,861
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

Exhibit III -ENERGY MARKET> DISTRIBUTION MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Sep-23	Sep-22	∆%	3Q23	3Q22	Δ%	9M23	9M22	Δ%

Copel DIS	5,075,638	4,996,189	1.6%	5,526	5,919	-6.6%	16,977	17,509	-3.0%
Captive Market	5,075,363	4,995,872	1.6%	4,772	4,591	4.0%	14,853	14,624	1.6%
Concessionaries and Licensees	7	7	-	20	21	-3.3%	67	69	-2.8%
CCEE (Assigments MCSD EN)	268	288	-6.9%	75	54	38.7%	172	159	7.8%
CCEE (MVE)	-	22	-	-	177	-	-	524	-
CCEE (MCP) [2]	-	-	-	658	1,076	-38.9%	1,886	2,133	-11.6%
Copel GeT	352	280	25.7%	4,501	4,256	5.8%	12,513	12,893	-3.0%
CCEAR (Copel DIS)	3	3	0.0%	29	31	-3.5%	91	91	0.1%
CCEAR (other concessionaries)	118	101	16.8%	1,741	547	218.2%	3,189	1,649	93.4%
Free Customers	-	-	-	-	-	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	227	172	32.0%	2,694	3,328	-19.0%	9,125	10,441	-12.6%
Bilateral Agreements [1]	4	4	-	36	37	-1.3%	108	109	-0.6%
CCEE (MCP) [2]	-	-	-	-	313	-	-	604	-
Wind Farms Complex	600	397	51.1%	1,206	849	42.0%	3,322	2,265	46.7%
	15	6	150.0%	31	8	287.5%	85	23	269.6%
CCEAR (other concessionaries)	546	334	63.5%	577	325	77.5%	1,623	964	68.4%
CER	10	10	-	231	231	-	684	684	-
Bilateral Agreements (Copel Mercado Livre)	13	38	-65.8%	180	91	97.8%	450	234	92.3%
Bilateral Agreements	16	9	77.8%	187	139	34.5%	448	335	33.7%
CCEE (MCP) [2]	-	-	-	-	55	-	32	25	28.0%
Copel Mercado Livre	1,753	1,677	4.5%	5,526	6,451	-14.3%	16,724	18,607	-10.1%
Free Customers	1,620	1,482	9.3%	3,014	2,934	2.7%	8,862	8,696	1.9%
Bilateral Agreements (Group Companies)	24	26	-7.7%	330	625	-47.2%	398	899	-55.7%
Bilateral Agreements	109	169	-35.5%	2,182	2,854	-23.5%	7,221	8,898	-18.8%
CCEE (MCP) [2]	-	-	-	-	38	-	243	114	113.2%
Total Copel	5,078,343	4,998,543	1.6%	16,759	17,475	-4.1%	49,535	51,275	-3.4%
Eliminations (operations with Group companies)				3,264	4,083	-20.1%	10,251	11,690	-12.3%
Total Consolidated Copel				13,495	13,392	0.8%	39,284	39,585	-0.8%
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Sep-23	Sep-22	∆%	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Residential	4,190,534	4,108,640	2.0	2,119	1,948	8.8	6,488	6,157	5.4
Industrial	69,318	70,220	(1.3)	3,102	3,118	(0.5)	9,194	9,202	(0.1)
Captive	68,090	69,149	(1.5)	490	543	(9.7)	1,464	1,595	(8.2)
Free	1,228	1,071	14.7	2,612	2,575	1.4	7,731	7,607	1.6
Commercial	438,443	429,040	2.2	1,573	1,489	5.7	4,947	4,737	4.4
Captive	436,796	427,641	2.1	1,041	996	4.6	3,317	3,246	2.2
Free	1,647	1,399	17.7	532	493	7.8	1,630	1,492	9.3
Rural	325,182	334,480	(2.8)	570	551	3.4	1,874	1,916	(2.2)
Captive	325,111	334,433	(2.8)	530	519	2.2	1,754	1,821	(3.7)
Free	71	47	51.1	40	32	23.0	120	95	26.5
Others	54,844	53,485	2.5	593	587	1.0	1,836	1,810	1.4
Captive	54,832	53,473	2.5	591	585	1.0	1,830	1,805	1.4
Free	12	12	-	2	2	-	5	5	-
Total Captive Market	5,075,363	4,993,336	1.6	4,772	4,591	4.0	14,853	14,624	1.6
Total Free Market	2,958	2,529	17.0	3,185	3,102	2.7	9,486	9,198	3.1
Supply to Concessionaries	7	7	-	238	230	3.4	698	700	(0.3)
Total Grid Market	5,078,328	4,995,872	1.7	8,195	7,923	3.4	25,036	24,522	2.1
Micro and Mini Distributed Energy Generation	293,245	183,893	59.5	(428)	(233)	83.7	(1,280)	(751)	70.4
Total Billed Market				7,767	7,690	1.0	23,756	23,771	(0.1)

Exhibit III -ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES

						R$'000
Electricity Purchased for Resale	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Purchase of energy in the regulated party - CCEAR	901,620	916,205	(1.6)	2,733,586	2,620,554	4.3
Itaipu Binacional	262,672	378,077	(30.5)	727,924	1,092,451	(33.4)
Câmara de Comercialização de Energia - CCEE	126,710	135,902	(6.8)	351,525	302,469	16.2
Micro and mini generators and customer repurchase	280,518	153,676	82.5	779,695	477,941	63.1
Proinfa	93,256	108,635	(14.2)	276,732	330,146	(16.2)
Bilateral Agreements	540,684	755,703	(28.5)	1,451,261	1,939,807	(25.2)
Fair value in the purchase and sale of energy	6,347	(13,254)	-	6,347	4,139	53.3
(-) PIS/Pasep and Cofins	(216,248)	(268,728)	(19.5)	(632,944)	(743,384)	(14.9)
TOTAL	1,995,559	2,166,216	(7.9)	5,694,126	6,024,123	(5.5)

						R$'000
Charges of the main distribution and transmission grid	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Itaipu transportation charges	57,786	42,021	37.5	133,755	109,629	22.0
System Service Charges - ESS	28,760	(2,759)	-	40,795	338,994	(88.0)
System usage charges	653,420	563,572	15.9	1,825,493	1,446,319	26.2
Charge reserve energy - EER	95,034	70,130	35.5	347,788	199,596	74.2
System usage charges - Provisions	155	587	(73.6)	11,680	2,105	455.0
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(86,962)	(70,004)	24.2	(241,021)	(214,680)	12.3
TOTAL	748,193	603,547	24.0	2,118,489	1,881,962	12.6

Exhibit III -ENERGY MARKET> ENERGY BALANCE

					(average MW)
Energy Balance - Copel GET - sep-23	2023	2024	2025	2026	2027
Own Resources GeT	2,111	2,114	2,116	2,116	2,102
GeT	1,498	1,491	1,491	1,491	1,470
GPS + Bela Vista + FDA	613	623	625	625	632
Own Resources SPP and Wind Farm	544	544	544	544	544
Purchases	75	42	23	-	-
TOTAL OWN RESOURCES + SOLD	2,730	2,700	2,683	2,660	2,646
TOTAL SOLD	2,451	2,134	2,024	1,568	1,376
Sales (Regulated)	884	766	781	781	781
Sales (Regulated) %	32%	29%	29%	29%	30%
Sales (Free Market)	1,567	1,368	1,243	787	595
Sales (Free Market) %	57%	51%	46%	30%	22%
Total Available	280	565	659	1092	1271
Total Available (%)	11%	20%	25%	41%	48%
Avarege price of energy sold (R$)	204.51	179.96	170.40	177.23	182.12
Reference: September/23
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo and Salto Caxias.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) Does not include Voltália Wind Complex.

Exhibit III -ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount	sep-23	Sep-22	Δ%
	Average MW
Copel Geração e Transmissão	734	251.10	236.75	6.1
Auction CCEAR 2011 - 2040 ( HPP Mauá)	93	287.48	274.98	4.5
Auction CCEAR 2013 - 2042 (Cavernoso II)	7	308.79	294.29	4.9
Auction - CCEAR 2015 - 2044 (HPP Colíder)	120	218.79	208.96	4.7
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	36	226.92	215.82	5.1
Auction - CCAR 2009 - 2016 (HPP Salto Caxias)*	478	252.99		-
Copel Distribuição
Concession holders in the State of Paraná	13	273.04	262.70	3.9
Total / Tariff Weighted Average Supply	747	251.30	236.75	6.1
Contains PIS and COFINS. Net of ICMS.
*Supply contract from May/2023.

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	sep-23	Sep-22	Δ%
	Average MW
Itaipu [1]	516.4	241.31	305.44	(21.0)
Auction – CCEAR 2010 – H30	68.9	299.44	291.12	2.9
Auction – CCEAR 2010 – T15 [2]	60.1	199.39	191.68	4.0
Auction – CCEAR 2011 – H30	56.8	308.73	298.96	3.3
Auction – CCEAR 2011 – T15 [2]	54.2	259.42	245.74	5.6
Auction – CCEAR 2012 – T15 [2]	107.5	177.61	166.78	6.5
Auction – CCEAR 2016 – T20 [2]	26.6	228.49	207.90	9.9
Angra	99.5	348.35	346.59	0.5
CCGF [3]	514.0	162.73	137.49	18.4
Santo Antônio	135.8	191.60	185.53	3.3
Jirau	225.9	168.58	163.25	3.3
Others Auctions [4]	749.6	209.35	225.66	(7.2)
Total / Average Purchuse Tariff	2,615.1	211.57	218.37	(3.1)
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		sep-23	Sep-22	Δ%

Industrial		560.61	538.84	4.0
Residential		558.28	562.97	(0.8)
Commercial		634.07	671.06	(5.5)
Rural		608.38	664.56	(8.5)
Other		456.41	407.75	11.9
Retail Tariff supply average tariff		623.45	627.28	(0.6)
Demand average tariff (R$/kW)		37.86	29.78	27.1
Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III -ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	297.21	5.70	01.01.2013	12.31.2032
GE Farol S.A.		288.55	9.10
GE Olho D’Água S.A.		288.55	14.90
GE São Bento do Norte S.A.		288.55	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	291.63	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		291.63	12.80
Nova Asa Branca III Energias Renováveis S.A.		291.63	12.50
Nova Eurus IV Energias Renováveis S.A.		291.63	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	205.52	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		205.52	16.00
Ventos de Santo Uriel S.A.		203.93	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	241.75	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		241.75	9.10
UEE Guajiru S.A.		241.75	8.30
UEE Jangada S.A.		241.75	10.30
UEE Maria Helena S.A.		241.75	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		241.75	10.60
UEE Potiguar S.A.		241.75	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	228.99	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		228.99	10.00
CGE São Bento do Norte III S.A.		228.99	9.60
CGE São Miguel I S.A.		228.99	8.70
CGE São Miguel II S.A.		228.99	8.40
CGE São Miguel III S.A.		228.99	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	123.13	8.20	01.01.2024	12.31.2043
Vila Maranhão I		123.13	8.30
Vila Maranhão II		123.13	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		123.13	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	102.71	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	125.61	1.60	01.01.2025	12.31.2044
Jandaira II		125.61	4.10
Jandaira III		125.61	4.40
Jandaira IV		125.61	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	132.78	11.70	01.01.2023	12.31.2042
Aventura III		132.78	12.80
Aventura IV		132.78	14.10
Aventura V		132.78	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	135.52	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		135.52	17.00
Santa Rosa & Mundo Novo III		135.52	18.00
Santa Rosa & Mundo Novo IV		135.52	7.50
Santa Rosa & Mundo Novo V		135.52	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	199.36	13.10	07.01.2014	06.30.2034
Reduto		199.36	13.90
Santo Cristo		199.36	14.80
São João		199.36	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until set/2023 (Reference out/23). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

Exhibit III -ENERGY MARKET> ENERGY FLOW

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	3Q23	3Q22	3Q23	3Q22	3Q23	3Q22	3Q23	3Q22	3Q23	3Q22	3Q23	3Q22
Own Generation			5,724	6,427	1,225	969					6,949	7,396
Purchased energy	5,939	6,394	453	741	21	-	5,526	6,451	3,264	4,083	8,675	9,503
Copel Mercado Livre			330	625	-	-			330	625	-	-
Companies of the group	60	39			-		2,874	3,419	2,934	3,458	-	-
Itaipu	1,200	1,329					-				1,200	1,329
Auction – CCEAR	3,233	3,100					-				3,233	3,100
CCEE (MCP)	-	-	-	-			85				85	-
Angra	220	234									220	234
CCGF	1,101	1,476									1,101	1,476
Proinfa	110	118									110	118
Other (1)	15	98			21	-	2,555	3,032			2,591	3,130
Elejor							12	-			12	-
Dona Francisca			34	34							34	34
MRE Receipt			89	82							89	82
Avaiable	5,939	6,394	6,177	7,168	1,246	969	5,526	6,451	3,264	4,083	15,624	16,898
Captive Market	4,772	4,591									4,772	4,591
Concessionaires (2)	20	21									20	21
CCEE concessionaire supply (3)			36	36							36	36
CCEE (MCSD EN Assignments) (4)	75	54									75	54
CCEE (MVE) (5)	-	177									-	177
CCEE (MCP) (6)	658	1,076	-573	313	-56	55	-	38			29	1,482
Free Customers			-	-			3,014	2,934			3,014	2,934
Bilateral Agreements			-	-	187	139	2,182	2,854			2,369	2,993
Auction – CCEAR (7)			1,741	547	577	325					2,318	872
MRE assignment (8)			2,250	2,913							2,250	2,913
CER (9)					231	231					231	231
Copel Mercado Livre			2,694	3,328	180	91			2,874	3,419	-	-
Companies of the group			29	31	31	8	330	625	390	664	-	-
Losses and Differences (10)	414	474			96	120					510	594

Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	9M23	9M22	9M23	9M22	9M23	9M22	9M23	9M22	9M23	9M22	9M23	9M22
Own Generation	-	-	14,850	14,957	2,860	1,898	0	-	-	-	17,710	16,855
Purchased energy	17,950	18,988	897	2,694	127	108	16,724	18,608	10,251	11,690	25,447	28,708
Copel Mercado Livre	-	-	398	899	106	-	-	-	504	899	-	-
Companies of the group	173	116	-	-	-	-	9,574	10,675	9,747	10,791	-	-
Itaipu	3,561	3,943	-	-	-	-	-	-	-	-	3,561	3,943
Auction – CCEAR	9,790	9,224	-	-	-	-	-	-	-	-	9,790	9,224
CCEE (MCP)	-	-	296	63	-	-	85	12	-	-	381	75
Angra	652	694	-	-	-	-	-	-	-	-	652	694
CCGF	3,409	4,396	-	-	-	-	-	-	-	-	3,409	4,396
Proinfa	314	322	-	-	-	-	-	-	-	-	314	322
Other (1)	51	293	-	-	21	108	7,033	7,921	-	-	7,105	8,322
Elejor	-	-	-	-	-	-	32	-	-	-	32	-
Dona Francisca	-	-	100	100	-	-	-	-	-	-	100	100
MRE Receipt	-	-	103	1,632	-	-	-	-	-	-	103	1,632
Avaiable	17,950	18,988	15,747	17,651	2,987	2,006	16,724	18,608	10,251	11,690	43,157	45,562
Captive Market	14,852	14,624	-	-	-	-	-	-	-	-	14,852	14,624
Concessionaires (2)	66	69	-	-	-	-	-	-	-	-	66	69
CCEE concessionaire supply (3)	-	-	121	114	-	-	-	-	-	-	121	114
CCEE (MCSD EN Assignments) (4)	172	159	-	-	-	-	-	-	-	-	172	159
CCEE (MVE) (5)	-	525	-	-	-	-	-	-	-	-	-	525
CCEE (MCP) (6)	1,887	2,133	-191	605	-7	88	243	115	-	-	1,932	2,941
Free Customers	-	-	-	-	-	-	8,862	8,696	-	-	8,862	8,696
Bilateral Agreements	-	-	106	108	449	334	7,115	8,898	-	-	7,670	9,340
Auction – CCEAR (7)	-	-	3,189	1,649	1,626	964	-	-	-	-	4,815	2,613
MRE assignment (8)	-	-	3,307	4,642	-	-	-	-	-	-	3,307	4,642
CER (9)	-	-	-	-	685	685	-	-	-	-	685	685
Copel Mercado Livre	-	-	9,124	10,441	450	234	-	-	9,574	10,675	-	-
Companies of the group	-	-	91	92	82	24	504	899	677	1,015	-	-
Losses and Differences (10)	973	1,476	-	-	-298	-323	-	-	-	-	675	1,154

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Exhibit III -ENERGY MARKET> ENERGY FLOW

Exhibit IV -OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2018	2019	2020	2021	2022	Sep-23
Geração e Transmissão	1,660	1,620	1,533	1,523	1,487	1,482
Distribuição	5,364	4,964	4,641	4,430	4,257	4,224
Telecomunicações	478	412	355	0	0	0
Holding	75	61	96	169	84	83
Comercialização	34	38	42	44	47	41
Serviços	-	-	-	217	-	-
TOTAL	7,611	7,095	6,667	6,383	5,875	5,830

Cotrolated Staff List	2018	2019	2020	2021	2022	Sep-23
Compagás	159	148	142	133	132	129
UEG Araucária	17	16	17	15	15	14
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Thermoelectric	1		20.0		17.7
Wind	43		1,130.2		561.3
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Thermoelectric	1		294.8		162.6
Total Copel GET	66		6,613.1		2,964.7
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Thermoelectric	1		98.3		54.2
Wind	4		52.9		28.0
Solar	1		1.1		-
Total Other Interest	11		353.6		191.9
TOTAL Copel Group	77.0		6,966.7		3,156.6

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		1,106.4
Substation (amount)		43
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		512.6
Substation (amount)		8
TOTAL	TL	9,685		1,619.0
	Substation	51

DISTRIBUTION
Distribution lines (km)	208,133			Captive customers	5,075,363
Substations	389			Customers by distribution employee	1,202
Installed power substations (MVA)	11,815			DEC (in hundredths of an hour and minute)	7.97
Municipalities served	395			FEC (number of outages)	5.41
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,753
Energy sold (GWh)	5,526

Exhibit IV -OPERATIONAL DATA> GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 9M23 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	14,289.3
Large hydroelectric power plant (HPP)	4,772.0	2,006.8	13,926.0
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	4,109.6	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	3,986.6	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	3,995.1	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	757.2	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	530.0
- Copel GeT(30%)	78.0	31.1	227.2
Colíder(5)	300.0	178.1	959.3	01.30.2046
Guaricana(5)	36.0	16.1	118.2	07.21.2028
Small hydroelectric power station (SHP)	86.9	55.9	335.8
Bela Vista(2)	29.8	18.6	102.0	01.02.2041
Cavernoso (5)	1.3	1.0	0.9	06.23.2033
Cavernoso II(5)	19.0	10.6	70.0	12.06.2050
Chaminé (5)	18.0	11.6	70.5	08.02.2028
Apucaraninha (5)	10.0	6.7	45.4	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	36.0	06.21.2032
São Jorge (5)	2.3	1.5	11.0	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	27.5
Marumbi	4.8	2.4	15.9	(6)
Chopim I	2.0	1.5	0.5	(3)
Melissa	1.0	0.6	4.2	(3)
Salto do Vau	0.9	0.6	4.5	(3)
Pitangui	0.9	0.1	2.5	(3)
Thermal Power Plant	20.0	17.7	40.1
Figueira	20.0	17.7	40.1	03.27.2019
Wind Power Plants	1,130.2	561.3	2,963.0
Eólica de Palmas (4)	2.5	0.4	1.7	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	202.8
GE Boa Vista S.A.	14.0	5.2	24.7	04.28.2046
GE Farol S.A.	20.0	8.8	43.6	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	69.7	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	64.8	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	423.7
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	58.5	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	57.8	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	49.6	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	63.3	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	73.9	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	78.1	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	42.4	04.09.2047
Complexo Eólico Cutia	180.6	71.4	423.4
UEE Cutia S.A.	23.1	9.6	59.8	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	49.8	05.11.2050
UEE Guajiru S.A.	21.0	8.3	46.6	01.05.2042
UEE Jangada S.A.	27.3	10.3	68.2	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	68.3	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	65.7	05.11.2050
UEE Potiguar S.A.	27.3	11.5	65.0	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	310.0
CGE São Bento do Norte I S.A.	23.1	10.1	58.0	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	62.6	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	50.7	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	47.1	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	45.8	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	45.7	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	443.4
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	74.4	01.14.2054
Vila Maranhão I	32.0	17.8	81.8	01.11.2054
Vila Maranhão II	32.0	17.8	82.9	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	73.6	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	130.8	12.06.2054
Complexo Jandaira	90.1	46.9	257.9
Jandaira I	10.4	5.6	34.1	04.02.2055
Jandaira II	24.3	12.3	73.9	04.02.2055
Jandaira III	27.7	14.8	72.5	04.02.2055
Jandaira IV	27.7	14.2	77.4	04.02.2055
Aventura [9]	105.0	65.0	369.8
Aventura II	21.0	13.1	73.8	06.05.2053
Aventura III	25.2	15.5	87.6	06.11.2053
Aventura IV	29.4	18.5	106.0	06.05.2053
Aventura V	29.4	17.9	102.3	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	530.4
Santa Rosa e Mundo Novo I	33.6	17.3	94.5	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	108.5	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	124.6	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	123.6	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	79.2	06.01.2053
TOTAL	6,018.7	2,646.9	17,292.4
(1) RAG of R$160.9 million, updated by Aneel's Resolution No. 3,225, of July 18, 2023.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021, 2932/2021  and  3.242/2023.
(6) Under approval by ANEEL.
(7) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023.
(8) Started up in test operation on 04/25/2022, according to ANEEL Dispatch No. 1047/2022. In commercial operation since 12/07/2022, by ANEEL order No. 2502/2022.
(9) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

Exhibit IV -OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.5	561.5	486.2	254.2
HPP Gov. Jayme Canet Junior (Mauá) [6] (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	06.28.2049
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [6] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
hydroelectric power plant (HPP)		6.1	4.9	4.3	3.4
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Thermal Power Plant		484.2	267.0	393.1	216.8
TPP Araucária [3] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	267.0	393.1	216.8	12.23.2029
Wind Power Plants		108.0	57.1	52.9	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.9	28.0	(4)
Solar		2.3	-	1.1	-
Solar Paraná [5]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,706.2	910.9	948.0	509.7
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca, effective from January/2023.
[2] Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model. Assured power pursuant to Ordinance SPE/MME 05/2021. The most recent data from SIGA/ANEEL indicate a Assured power of 267 MW.
[4] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[5] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[6] Extension of Grant according to REH 3.242/2023.

Exhibit IV -OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	33	12,440	713.8	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	16.8	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	3.6	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.0	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	43.6	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.0	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	7.8	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	12.2	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	12.9	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.0	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	27.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	154.8	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	23.7	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	27.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	26.9	03.04.2035
Subtotal Copel GeT [7]			3,705	43	15,362	1,106.4
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	16.4	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	24.7	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	133.7	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	69.0	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	44.5	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	68.1	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	156.4	05.14.2044
Subtotal SPCs [8]			5,980	8	5,100	512.6
Total			9,685	51	20,462	1,619.0
1 Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2023, according to REH 3.216/2023 - Technical Note No. 39/2023 – STR/ANEEL, of September 30, 2023.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2023-2024 cycle, excluding the RBSE, according to REH 3,216/2023, is R$ 146.1 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,216/2023 was published.
4 As of 10.31.2018, the APR was reduced by 50%.
5 The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
6 As of 07/09/2021, the APR was reduced by 50%.
7 Consolidated Result.
8 Equity Income.

Exhibit IV -OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,078,328	1,068	395	13,8 kV	-	-	111,358
			34,5 kV	236	1,646	89,356
			69 kV	36	2,502	767
			138 kV	117	7,662	6,652
				389	11,815	208,133

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022	Sep-23
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	5,011,555	5,075,363
Copel Dis employees	5,364	4,964	4,641	4,430	4,257	4,224
Consum/Emp	865	949	1,042	1,112	1,177	1,202

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2019	9.11	6.02
	2020	7.83	5.61
	2021	7.20	4.76
	2022	7.98	5.29
	2023	7.97	5.41
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Sep-19	6.05%	5.91%	4.70%	4.21%	8.10%	7.89%
Sep-20	6.05%	6.02%	4.70%	3.49%	8.16%	7.61%
Sep-21	5.79%	5.90%	4.47%	4.48%	7.71%	7.70%
Sep-22	5.79%	5.73%	4.47%	4.22%	7.63%	7.53%
Sep-23	5.79%	5.57%	4.47%	4.03%	7.58%	7.40%
(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 8, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.